THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

Tatyana Vesselovskaya
Account Officer - Depositary Receipts

101 Barclay Street
New York, NY 10286
Telephone: +(1) 212 815-2221
Facsimile: +(1) 212 571-3050
E-mail: tvesselovskaya@bankofny.com


03037556

November 18, 2003


RECEIVED
NOV 19 2003

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Moscow City Telephone Network
Exemption No.: 82-4957

Dear Sir or Madam:

In connection Moscow City Telephone Network's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find Annual Report for 2002, Quarterly report for the 2nd quarter of 2003, and List of Affiliated Persons as of July 1, 2003.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-10464, which was declared effective by The SEC on June 21, 2001.

Sincerely,

Tatyana Vesselovskaya

11/20



ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

МОСКОВСКАЯ ГОРОДСКАЯ ТЕЛЕФОННАЯ СЕТЬ

на № ____________

№ 24-06/6809

10.10.2003г


SEC MAIL PROCESSING
RECEIVED
NOV 1 9 2003
WASH. D.C. 188 SECTION

Региональному директору
Московского представительства
«Бэнк оф Нью Йорк»
Вахраневой И.П.

Уважаемая Ирина Петровна!

В продолжение сотрудничества наших организаций по программе АДР направляем Вам для предоставления в SEC USA переведенные на английский язык Отчет эмитента эмиссионных ценных бумаг ОАО МГТС за 2-й квартал 2003 года и Список аффилированных лиц ОАО МГТС по состоянию на 1.07.2003 года.

Приложения: Отчет эмитента эмиссионных ценных бумаг ОАО МГТС за 2-й квартал 2003 года на 113 листах,
Список аффилированных лиц ОАО МГТС на 8 листах,
Магнитный носитель – 1шт.

С уважением,

Заместитель Генерального директора ОАО МГТС — В.А. Червоный

Исполнитель: Ненадышин А.В. (950-03-36)


24-06/6809
10.10.2003г.
13

Региональному директору
Московского представительства
«Бэнк оф Нью Йорк»
Вахраневой И.П.

Уважаемая Ирина Петровна!

В продолжение сотрудничества наших организаций по программе АДР направляем Вам для предоставления в SEC USA переведенные на английский язык Отчет эмитента эмиссионных ценных бумаг ОАО МГТС за 2-й квартал 2003 года и Список аффилированных лиц ОАО МГТС по состоянию на 1.07.2003 года.

Приложения: Отчет эмитента эмиссионных ценных бумаг ОАО МГТС за 2-й квартал 2003 года на 113 листах,
Список аффилированных лиц ОАО МГТС на 8 листах,
Магнитный носитель – 1шт.

С уважением,

Заместитель Генерального директора ОАО МГТС В.А. Червоный

Исполнитель: Ненадышин А.В. (950-03-36)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]


SEC MAIL PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
188
SECTION

LIST OF AFFILIATED PERSONS

Open Joint Stock Company
"Moscow City Telephone Network"
(Issuer Code: 00083-A)

as on July 1, 2003

General Director
V.S. Lagutin

[Seal}

List of Affiliated Persons

Affiliated Person	Shares in the Company held by such person	Percentage of the Company's charter capital
Name: *Alexander P. Vrovets* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*		
Name: *Alexander Yu. Goncharuk* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Dmitry L. Zubov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 7, 2003*	-	-
Name: *Nail I. Ismailov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Vladimir S. Lagutin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a supreme executive body of the Joint Stock Company* Date when the grounds arose: *June 26, 1999*	*Ordinary 29,800* *Pref. 4,850*	*0.04%*

Name: *Alexander L. Leiviman* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 7, 2003*		
Name: *Alexander V. Lopatin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Semyon V. Rabovsky* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	ordinary: 9,900 preferred: 2,750	*0.01%*
Name: *Irina M. Ragozina* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*	-	-
Name: *Victor D. Savchenko* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 15, 2002*	-	-
Name: *Vasily V. Sidorov* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 7, 2003*	-	-
Name: *Valery N. Yashin* Residence: *Moscow, Russia* Grounds: *the person is a member of the Board of Directors (Supervisory Board) of the Joint Stock Company* Date when the grounds arose: *June 17, 2000*		

Name: *Vladimir A. Afonin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 100	*0.00%*
Name: *Irina R. Borisenkova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Alexander K. Zhilin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	-	-
Name: *Rashit M. Zamaldinov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary:500 preferred: 0	0.00%
Name: *Valentina Ya. Irzhova* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary:0 preferred: 600	0.00%
Name: *Vladimir O. Kostrov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 500 preferred: 100	0.00%
Name: *Sergey N. Ksenofontov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 30 preferred: 0	0.00%
Name: *Yuri. M. Kulikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 28,250 preferred: 1,050	0.03%
Name: *Viktor S. Panov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 4,450 preferred: 2,900	0.01%

Name: *Nikolay V. Savlukov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 200 preferred: 1,850	0.00214%
Name: *Igor A. Solomatnikov* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *August 31, 1999*	ordinary: 43,550 preferred: 3,650	0.05%
Name: *Vladimir I. Sutyagin* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *October 31, 2000*	ordinary: 1,200 preferred: 1,250	0.002036%
Name: *Viktor A. Chervony* Residence: *Moscow, Russia* Grounds: *the person is a member of the collective executive body of the Joint Stock Company* Date when the grounds arose: *February 29, 2000*	ordinary: 500 preferred: 0	
Name: *AOOT Joint Stock Financial Corporation Systema* Location: *Building 2, 20 Ulitsa Spiridonovka, 103001 Moscow* Mail address: *10 Leontyevsky Pereulok, 103009 Moscow* Grounds: *the person belongs to the same group to which the Joint Stock Company belongs* The reason why such person belongs to the same group to which the Joint Stock Company belongs: *the person has indirect control of over 40% of the issuer's equity capital as a holder of 99.85% of the Charter Capital of OAO MKNT & Company* Date when the grounds arose: *March 30, 2001*	ordinary: 44,401,050 preferred: 0	46.35%
Name: *OAO Communications Investment Company (OAO Svyazinvest)* Location: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Mail address: *Building 2, 55 Ulitsa Plyuschikha, 119121 Moscow, Russia* Grounds: *the person controls over 20% of the Company's voting shares* Date when the grounds arose: *November 3, 1995*	ordinary: 22,352,150 preferred: 0	23.33%
Name: *ZAO AMT* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007*		

Moscow Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *June 1, 1989*		
Name: *ZAO Komstar* Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 18, 1989*	-	-
Name: *ZAO Mediatel* Location: *42a Khoroshevskoye Shosse, 123007 Moscow* Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 3, 2000*		
Name: *ZAO MTU-Intel* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *August 13,2001*		
Name: *ZAO MTU-Inform* Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploschad, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 30, 1992*		
Name: *ZAO "Priazovie Room and Board Hotel"* Location: Russia, 103680, Krasnodar region, Yeisk, Yeisk Spit Mail address: Russia, 103680, Krasnodar region, Yeisk, Yeisk Spit Grounds: *the Joint Stock Company controls over 20%*	-	-

of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person Date when the grounds arose: *August 16, 1993*		
Name: *ZAO Petrodvor* Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *October 4, 2000*	-	-
Name: *ZAO RadioPage* Location: *Building 1, 23 the 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow* Mail address: *13 the 2nd Zvenigorodskaya Ulitsa, 123022 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 20, 1993*	-	-
Name: *ZAO Telmos* Location: *15 Zemledelchesky Pereulok, 119121 Moscow* Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *April 2, 1993*	-	-
Name: *ZAO Center TS* Location: *Board Room, 6 Matveyevskaya Ulitsa, 119501 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *March 12, 1996*	-	-
Name: *OAO AKB Link-Bank* Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person*		

Date when the grounds arose: *May 13, 1994*		
Name: *OAO Moscow Cellular Communications* Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *January 29, 1992*	-	-
Name: *OAO MS-Tel* Location: *22, Marksistskaya Ulitsa, 109147 Moscow* Mail address: *Building 2, 12 Petrovsky Boulevard, 103051* Grounds: *the Joint Stock Company controls over 20% of total votes attached to the shares (interests) which comprise the charter (partner's) capital of such person* Date when the grounds arose: *May 11, 1999*		

Open Joint Stock Company Moscow City Telephone Network
Taxpayer Identification No. 7710016640

APPROVED
by the Board of Directors of JSC MGTS
Minutes No. 110, dated July 30, 2003

N.I. Ismailov, PJSC MGTS Board of Directors Chairman ___________
(signature)
[Seal]



SEC MAIL
PROCESSING
RECEIVED
NOV 19 2003
WASH. D.C.
188
SECTION

QUARTERLY REPORT OF A SECURITIES ISSUER for the 2nd quarter of 2003

Public Joint Stock Company Moscow City Telephone Network

Issuer's Code: 00083-A
Location: Building 3, 12 Petrovsky Boulevard, Moscow, Russia
Mail address: Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-9 101999 Russia

The information contained in this quarterly report shall be disclosed pursuant to the laws of the Russian Federation on securities.

V. S. Lagutin, General Director _______
(signature)

I.R. Borisenkova, Chief Accountant _______
(signature)

[Seal]

Contact person: Nenadyshin A.V.
Head of Department
Phone: 950-03-36 Facsimile: 950-03-42
E-mail: *nenadyshin@mgts.ru*

A INFORMATION ON THE ISSUER

9. Full official name of the issuer:
Public Joint Stock Company Moscow City Telephone Network

10. Abbreviated name:
PJSC MGTS
MGTS

11. Changes in the name and legal form of the issuer:
State-owned Enterprise Moscow City Telephone Network of the Ministry of Communications of the R.S.F.S.R decorated with the Order of Lenin
SOE MGTS
Effective as of: September 8, 1992

Open Type Joint Stock Company Moscow City Telephone Network
MGTS
Effective as of: June 1, 1994

Open Joint Stock Company Moscow City Telephone Network
JSC MGTS
Effective as of: July 11, 1995

The current name is effective as of: *June 11, 2002*

12. State registration of the issuer and the licenses it holds:

Date of the issuer's state registration: *06.01.1994*
State registration certificate (any other documentary confirmation of the issuer's state registration) No.: *005.799*
Registration authority: *The Moscow Registration Chamber*

Licenses:
No.: *3888*
Date of issuance: *08.16.1996*
Valid till: *01.01.2004*
Licensing authority: *Ministry of Communications of the Russian Federation*
Activities: *Telecommunications services*

Number: *10314*
Date of issuance: *07.10.1998*
Valid till: *07.10.2003*
Licensing authority: *the State Committee of the Russian Federation for Communications and Information*

Activities: *domestic and international long-distance communications services*

Number: *268*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *work involving information which constitutes state secrets*

Number: *269*
Date of issuance: *07.26.1996*
Valid till: *08.12.2004*
Licensing authority: *the Federal Security Service of Moscow and the Moscow Region*
Activities: *actions and (or) services related to the protection of state secrets*

Number: *LF/07-1413*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *services related to the coding of information*

Number: *LF/07-1412*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *distribution of cryptographic facilities*

Number: *LF/07-1411*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *maintenance of cryptographic facilities*

Number: *LF/07-1410*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*
Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *manufacture of information protection facilities*

Number: *LF/07-1409*
Date of issuance: *11.03.2000*
Valid till: *11.03.2003*

Licensing authority: *the Federal Agency for Governmental Communications and Information*
Activities: *designing information protection facilities*

Number: *MZHIL No. 0011854*
Date of issuance: *04.30.2001*
Valid till: *04.30.2004*
Licensing authority: *Municipal Economy Licensing Department of the Moscow Licensing Chamber*
Activities: *maintenance and upkeep of dwelling stock and non-residential property in accordance with the attached list*

Number: *MSL 053005*
Date of issuance: *07.24.2000*
Valid till: *07.24.2003*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *acting as a developer*

Number: *MSL 046675-I*
Date of issuance: *11.05.1999*
Valid till: *11.05.2002*
Licensing authority: *Main Department for Moscow Building Licensing*
Activities: *construction and assembly*

Number: *LR 020797*
Date of issuance: *07.22.1998*
Valid till: *10.22.2003*
Licensing authority: *Press Ministry*
Activities: *publishing*

Number: *PD No. 00011*
Date of issuance: *08.24.1999*
Valid till: *08.24.2004*
Licensing authority: *Press Ministry*
Activities: *printing*

Number: *POS-77-066624*
Date of issuance: *06.19.2001*
Valid till: *06.18.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of hazardous cargoes*

Number: *GSS-77-065977*
Date of issuance: *06.04.2001*
Valid till: *06.03.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of cargoes (other than hazardous)*

Number: *AOS-77-066710*
Date of issuance: *06.21.2001*
Valid till: *06.20.2004*
Licensing authority: *the Moscow Transportation Inspectorate*
Activities: *transportation of passengers (own employees) by buses and microbuses*

Number: *42EK-002652*
Date of issuance: *09.11.2000*
Valid till: *09.11.2003*
Licensing authority: *the Federal Mining and Industrial Supervision of Russia*
Activities: *operation of high pressure vessels*

Number: *LMKP 000453*
Date of issuance: *02.28.2001*
Valid till: *02.28.2004*
Licensing authority: *the Moscow Environmental Committee*
Activities: *monitoring the contents of hazardous substances in waste gases of vehicles and adjustment of motors*

Number: *153*
Date of issuance: *03.04.2002*
Valid till: *03.04.2005*
Licensing authority: *Presidential Telecommynycations Commity*
Activities: *information protection*

Number: *MDKZ # 13446/4905*
Date of issuance: *05.16.2002*
Valid till: *05.16.2004*
Licensing authority: *Moscow Givernment Health Commity*
Activities: *medical activity*

Number: *1763/200*
Date of issuance: *03.26.2002*
Valid till: *02.26.2007*
Licensing authority: *Moscow Region Health Ministry*
Activities: *medical activity*

Number: *TIAZ #071525*
Date of issuance: *11.19.2001*
Valid till: *11.18.2004*
Licensing authority: *the Moscow Transport Inspectorate*
Activities: *Maintanence of telecom switches*

Number: *42EK-003646*
Date of issuance: *03.19.2001*
Valid till: *03.19.2004*

Licensing authority: Russia Technicao Sypervision Commity
Activities: *Road maintanence*

Number: *GS-1-99-21-0-7710016640-001602-1*
Date of issuance: *06.07.2002*
Valid till: *06.07.2007*
Licensing authority: Russian Federation State Commity for estate development and maintenance
Activities: *Architecture of specialized building and facilities according to the state standards*

Number: *GS-1-99-270-7710016640-003367-1*
Date of issuance: *12.19.2002*
Valid till: *06.07.2007*
Licensing authority: Russian Federation State Commity for estate development and maintenance
Activities: *Construction of specialisrd buildings nfrustructure*

Number: *GS-1-99-02-26-0-7710016640-004130-1*
Date of issuance: *03.20.2003*
Valid till: *03.20.2008*
Licensing authority: Russian Federation State Commity for estate development and maintenance
Activities: *Architecture of specialized building and facilities according to the state standards*

Number: *U073.U01439*
Date of issuance: *01.21.2002*
Valid till: *07.30.2004*
Licensing authority: NNOU "Science Center MAC"Certification Body
Activities: *Commercial use of GOST R certification stadnards*

Number: *GS-1-99-02-21-0-7710016640-000864-1*
Date of issuance: *03.15.2002*
Valid till: *03.15.2007*
Licensing authority: Russian Federation State Commity for estate development and maintenance
Activities: *Architecture of specialized building and facilities according to the state standards*

Number: *U073.U01398*
Date of issuance: *12.04.2001*
Valid till: *12.23.2004*
Licensing authority: NNOU "Science Center MAC"Certification Body
Activities: *Commercial use of GOST R certification stadnards*

Number: *MSK 0704*
Date of issuance: *12.25.2002*
Valid till: *09.30.2004*
Licensing authority: Moscow region Head Department of Ministry of enviromental resources of Russian Federation
Activities: Enviromental protection

Number: *MSK 09356*
Date of issuance: *06.21.2002*
Valid till: *05.01.2012*
Licensing authority: Moscow region Head Department of Ministry of enviromental resources of Russian Federation
Activities: Enviromental protection

Number: *TIAZ #071525/001*
Date of issuance: *11.19.2001*
Valid till: *11.18.2004*
Licensing authority: *the Moscow Transport Inspectorate*
Activities: *Maintanence and operation of gas stations*

Number: *IM #000489*
Date of issuance: *02.04.1999*
Valid till: *not established*
Licensing authority: *Moscow Transport Inspectorate*
Activities: *Maintanence and operation of gas stations*

Number: *UUOT-08/91*
Date of issuance: *07.16.2001*
Valid till: *07.16.2004*
Licensing authority: Moscow Government Commity for implementationn of Moscow City simbols
Activities: *Use of word "Moscow" in Company's name*

Number: *PRCO #039287*
Date of issuance: 06.18.2002
Valid till: *06.18.2005*
Licensing authority: City of Moscow Labor Commity
Activities: Licence to sell alchogolic bewereges

Number: *MOS #00024*
Date of issuance: 05.05.2003
Valid till: 03.01.2006
Licensing authority: Moscow region Head Department of Ministry of enviromental resources of Russian Federation
Activities: Enviromental protection

Number: *LMKP #000453/001*
Date of issuance: 02.28.2001
Valid till: 02.28.2004

Licensing authority: Ministry of Environmental Resources Moscow Commity
Activities: Environmental protection activities

Number: *LMKP #000453/002*
Date of issuance: 02.28.2001
Valid till: 02.28.2004
Licensing authority: Ministry of Environmental Resources Moscow Commity
Activities: Environmental protection activities

Number: *LMKP #000453/003*
Date of issuance: 02.28.2001
Valid till: 02.28.2004
Licensing authority: Ministry of Environmental Resources Moscow Commity
Activities: Environmental protection activities

Number: *LMKP #000453/004*
Date of issuance: 02.28.2001
Valid till: 02.28.2004
Licensing authority: Ministry of Environmental Resources Moscow Commity
Activities: Environmental protection activities

Number: *LMKP #000453/005*
Date of issuance: 02.28.2001
Valid till: 02.28.2004
Licensing authority: Ministry of Environmental Resources Moscow Commity
Activities: Environmental protection activities

Number: *MJIL #011854/001*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/001*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/002*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/003*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/004*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/005*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/006*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/007*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/008*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/009*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/010*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/011*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/012*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/013*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/014*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/015*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/015*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/016*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/017*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/018*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/019*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

Number: *MJIL #011854/020*
Date of issuance: 04.30.2001
Valid till: 04.30.2004
Licensing authority: Moscow Government Licence Board
Activities: Use of City of Moscow engeneric infrastacture

13. Taxpayer Identification No. (INN):
7710016640

14. The industry to which the issuer belongs:
OKOHKh Codes:
52300
14971
61124
95300
82000
87100
84300
66000
61129
62000
91517
91610
63100
63200
51500
71100
72200
91514
51221
72200

15. The issuer's location, mail address and contact telephone Nos.:
Location: *Building 3, 12 Petrovsky Boulevard, Moscow, Russia*
Mail address: *Building 3, 12 Petrovsky Boulevard, Moscow K-51, GSP-4 127994 Russia*
Phone: *(095) 950 00 00* Facsimile: *(095) 950 06 18*

E-mail: *mgts@mgts.ru*

16. The issuer's auditor:

Name: *ZAO Deloitte & Touche*
Location: *Building 2, 4/7 Vozdvizhenka, "Mokhovaya" Business Centre, Moscow, 125009*
Taxpayer Identification No. (INN): *7703097990*
Mail address: *Building 2, 4/7 Vozdvizhenka, "Mokhovaya" Business Centre, Moscow, 125009*
Phone: *787 06 00* Facsimile: *787 06 01*
E-mail: *moscow@deloitte.ru*

License held by the auditor:
No.: E002417
Date of issuance: *11.06.2002*
Date of expiry: *11.06.2007*
Licensing authority: *the Central Licensing Qualification Accounting Commission of the Ministry of Finance of the Russian Federation*

17. Organizations registering the rights to the securities of the issuer

Registrar:
Name: *OAO Reestr*
Location: *29 Ulitsa Ryleeva, 119034 Moscow, Russia*
Mail address: *Building13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow, Russia*
Phone: *(095) 208 58 93 (a branch of Reestr-Svyaz)*
Facsimile: *(095) 208 47 77 (a branch of Reestr-Svyaz)*
E-mail: *sv@aoreestr.ru (a branch of Reestr-Svyaz)*

License:
No.: *10-000-1-00254*
Date of issuance: *09.13.2002*
Date of expiry: *not determined*
Licensing authority: *Federal Securities Market Commission of the Russian Federation*
The date when this registrar opened the register: *12.01.1994*

Depositary which keeps the issuer's securities in centralized custody:
Name: *Non-Commercial Partnership the National Depositary Center*
Location: *11 Bolshoy Kislovsky Pereulok, Moscow, Russia*
Mail address: *Building 4, 1/13 Sredny Kislovsky Pereulok, 103009 Moscow, Russia*
Phone: *7(095)234 42 80* Facsimile: *7(095) 956 09 38*
E-mail: *ord@ndc.ru*

License:
License No.: *177-03431-000100*

Date of issuance: *12.04.2000*
Date of expiry: *no*
Licensing authority: *the Federal Securities Commission of the Russian Federation*
Opening date of business: *10.17.2000*

18. The issuer's depositary:

The Company has no depositary.

19. Participants in the issuer:

Total number of shareholders (participants): *9,586*

Holders of at least 5% of the issuer's charter capital:

19.1. Name: *Public Joint Stock Company "AFK Sistema"*
Location: *Building 1, 17/8/9 Prechestinka street, 119034 Moscow*
Mail address: *10 Leontyevsky Pereulok, 115009 Moscow*
Interest: *46.3501%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.1.1. Yevtushenkov Vladimir Petrovich
Inyerest: 75.965%

19.2 Name: *OAO Communications Investment Company (OAO Svyaz-invest)*
Location: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Mail address: *Building 2, 55 Ulitsa Plyushchikha, 119121 Moscow*
Interest: *23.3333%*

Holders of at least 25% of the charter capital of the issuer's shareholder (participant):

19.2.1 Name: *Ministry of State Property of the Russian Federation*
Location: *9 Nikolsky Pereulok, 103132 Moscow*
Mail address: *9 Nikolsky Pereulok, 103132 Moscow*
Interest: *50% + 1*

19.2.2 Name: *MUSTCOM LIMITED*
Location: *the Republic of Cyprus*
Mail address: *22/13 Voznesensky pereulok, Moscow, 103009*
Interest: *25% +1*

19.2.3 Name: *Russian Federal Property Fund*
Location: *117049, Moscow, 9 Leninsky prospect*
Mail address: *117049, Moscow, 9 Leninsky prospect*
Interest: *25% - 2*

20. The issuer's corporate bodies structure:

Company's governing bodiea are structured as follows:

General meeting of shareholders shall be the supreme governing body of the Company.
Board of Directiors elected by the general shareholders meeting provides the general management of the Compamy, , except the matters which fall within the exclusive competence of the general meeting of shareholders.
Execution of day by day Company's activity is at General Director responsability

According to the Company's Charter (Article 12, Stutues 2,3) the following matters shall be within the competence of the General Shareholders Meeting:

Competence of the general meeting of shareholders (participants) of the issuer pursuant to the charter (constituent documents):

The following matters shall be within the competence of the General Meeting of Shareholders:

1) introduction of amendments and additions to this Charter or the approval of the Charter of the Company in a revised version;

2) reorganization of the Company;

3) liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets;
4) determination of the numerical composition of members of the Board of Directors, election of the members of the Board of Directors and early termination of their powers;

5) determination of the number, nominal value, category (type) of authorized (declared) shares;
6) increase of the Charter Capital by means of an increase of the nominal value of shares or placement of additional shares;

Increase of the Charter Capital by means of placement of additional shares through a closed subscription or placement of common shares through an open subscription, which make up over 25% of the previously placed common shares of the Company;

7) reduction of the Company's Charter Capital by means of a reduction of the nominal value of placed shares, acquisition by the Company of a part of the placed shares in order to reduce their total number, as well as by way of cancellation of the shares acquired or redeemed by the Company;

8) forming of a sole executive body – the General Director, and early termination of his powers;

9) determination of the numerical composition of the Auditing Commission, election of its members and early termination of its powers;

10) approval of the Auditor of the Company;

11) approval of the annual reports, accounting balance sheets, profit and loss accounts of the Company, as well as distribution of its profits and losses, including payment (declaration) of dividends, and the losses of the Company per the results of the fiscal year;

12) determination of the procedure for holding the General Meeting of Shareholders (approval of the "Rules of Procedure of the General Meeting of Shareholders of MGTS"

13) splitting or consolidation of shares;

14) taking decisions on the approval of transactions in the cases stipulated by Article 83 of the Federal Law "On Joint Stock Companies";

15) taking decisions concerning the approval of major transactions in the cases provided for by Article 79 of the Federal Law "On Joint Stock Companies;

16) acquisition by the Company of placed shares in the cases stipulated for by the Federal Law "On Joint Stock Companies";

17) taking a decision concerning the participation in holding companies, financial and industrial groups, and other business associations;

18) approval of the by-laws regulating operation of the bodies of the Company:

a) Regulations on the Board of Directors;

b) Regulations on the Auditing Commission of the Company;

c) Regulations on the Management Council of the Company;

d) Regulations on the General Director;

19) approval of the amount, form and procedure for annual payment of dividends on all the categories (types) of the shares;

20) taking a decision on reimbursement of the costs in the event of convocation of an extraordinary meeting by the persons requested the holding thereof, at the expense of the Company;

21) placement of the emissive securities of the Company by way of a closed subscription to be converted into shares;

Placement of the emissive securities of the Company by way of an open subscription, to be converted into the common shares that make up over 25% of the shares placed previously;
22) resolution of other issues provided for by the Federal Law "On Joint Stock Companies" and the present Charter;

3. Matters placed within the competence of the General Shareholders' Meeting may not be delegated, for their resolution, to the Management Council or General Director of the Company;

4. The General Meeting of Shareholders shall not have the right to consider and make decisions on the matters that are not placed within its competence.

The matters which belong to the exclusive competence of the Board of Directors of the Company may not be delegated to the executive body of the Company.

1) determination of the Company's business priorities;

2) convening of the annual General Shareholders' Meeting and any extraordinary General Shareholders' Meeting, except for the cases where no decision is taken by the Board of Directors on convoking an extraordinary General Shareholders' Meeting or a decision is made to refuse to convene it;

3) approval of the agenda of the General Shareholders' Meeting;

4) determination of the date of drawing up the list of shareholders entitled to participate in the General Meeting of Shareholders, and other issues relating to the competence of the Board of Directors according to the provisions of Article 12 of the Charter and pertaining to the preparation and conduct of the General Shareholders' Meeting;

5) increase of the Charter Capital of the Company at the expense of the Company's effects by way of placing by the Company of additional shares, to the extent of the amount and categories (types) of the stated (declared) shares, only among the shareholders in proportion to the number of the shares in their possession, as well as placing of common shares by an open subscription making up 25% and less of the previously placed common shares of the Company.

6) placing by the Company through an open subscription of emissive securities convertible into common shares constituting 25% and less of the previously placed common shares of the Company.

7) placing by the Company of bonds and other emissive securities in the cases provided for by the Federal Law "On Joint Stock Companies"

8) determination of the value (monetary valuation) of the Company's effects, placement and redemption value of emissive securities in the cases provided for by the Federal Law "On the Joint Stock Companies";

9) acquisition of the shares, bonds and other securities placed by the Company in the cases provided for by the Federal Law "On Joint Stock Companies";

10) forming of the Management Council and early termination of its powers;

11) recommendations as to the amount of remunerations and compensations payable to the members of the Auditing Commission and determination of the fee payable for the Company Auditor services;

12) recommendations as to the amount of the dividend on shares and its payment procedure;

13) use of the Reserve Fund and other funds of the Company;

14) approval of internal documents of the Company, except for the internal documents which adoption is placed by the Federal Law "On Joint Stock Companies" within the competence of the General Meeting of Shareholders, as well as of other internal documents of the Company which approval is placed by the Company's Charter within the competence of the executive bodies of the Company;

15) establishment of branch offices, individual units, as well as opening of representative offices and their liquidation;

16) approval of major transactions in the cases stipulated for by Chapter X of the federal Law "On Joint Stock Companies";

17) approval of transactions stipulated for by Chapter XI of the Federal Law "On the Joint Stock Companies"

18) approval of the Registrar of the Company and terms and conditions of the contract with him, as well as termination of such contract with him;

19) preliminary approval of annual reports, the annual book-keeping accounts, including profit and loss statement (profit and loss accounts), as well as determination of profits and losses of the Company per the results of fiscal year;

20) adoption of decision on participation (termination of participation, change of the share of participation) of the Company in other organizations, including participation by way of purchasing, sale of shares, stocks of other organizations, excepting the cases provided for by Subitem 17, Item 2 of Article 12 of the present Charter;

21. adoption of decisions on issuing securities, approval of issuing prospectuses, and of securities issue results statements;

22) preliminary coordination of a transaction or several transactions interrelated with regard to alienation or possibility of alienation by the Company, directly or indirectly, of property which value makes up from 1,0% to 25% of the balance value of the Company's assets according to the book-keeping accounts of the Company on the last reporting date;

23) consideration of the Auditing Commission and Auditor reports;

24) determination of the content, volume of and procedure for protection of the information constituting a state secret;

25) determination of the persons authorized to sign contracts of employment with the General Director and members of the Management Council;

26) approval of terms and conditions of labor contracts concluded with the General Director and members of the Management Council;

27 rescindment of the contract of employment with the General Director in the event of early termination of his powers by the General Meeting of Shareholders;

28) approval of regulations on branches, representative offices and individual units of the Company, introducing amendments and additions into their regulations;

29) other matters provided for by the Federal Law "On Joint Stock Companies";

3. Resolution of matters placed within the competence of the Board of Directors shall not be delegated to an executive body of the Company;

21. Members of the Board of Directors (Supervisory Board) of the issuer:

The Board of Directors
Chairman: *Nail I. Ismailov*

Members of the Board of Directors:

Alexander Yu. Goncharuk
Born in *1956*

Positions held in the past five years:
Period: *1996 -2002*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *Vice President*

Period: *1998 through present time*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *Member of the Board of Directors*

Period: *1998 through present time*
Entity: *JSC "System of Telecommunications, Information and Communications"*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1999 through 2002*
Entity: *PJSC "Moscow Ssience and Technologies Commity"*
Field of activity: *Investment*
Position: *member of the Board of Directors*

Period: *1998 -2002*
Entity: *Center-TS ZAO*
Field of activity: *communications*
Position: *General Director, member of the Board of Directors*

Period: *1998 -2002*
Entity: *Center-Telco ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 -1999*
Entity: *PJSC "Mobile Telesistems"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 -2001*
Entity: *PJSC "Academic Mintz Radiotechnical Institute"*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *AOOT NPK The Research Institute of Long-Distance Radio Communications*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Moscow Telecom Corporation ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through 2001*
Entity: *Center of Prospective Design Vympel-Sistema ZAO*
Field of activity: *communications*
Position: member of the Board of Directors

Period: *1999 -2001*
Entity: *"Komstar" ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Invest-Svyaz-Holding ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *Research and Technical Enterprise Intellect Telecom ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *NPK High Technologies and Strategic Systems ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *E-Sistema.RU ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Scientific Center Concern OAO*
Field of activity: *research and design*
Position: *member of the Board of Directors*

Period: *2000 -2002*

Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *MS-Tel OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through 2001*
Entity: *Radio Technical and Information Systems Concern OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through 2001*
Entity: *The Information System for Business ZAO*
Field of activity: *information*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company Telecom XXI*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *PJSC Mobile Telecominicational Systems*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *MTU Intel ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *356,699*
Commission (RUR): *0*
Other remuneration in kind (RUR): 0
Total (RUR): *356,699*

Nail I. Ismailov

Born in *1939*
Positions held in the past five years:

Period: *1996 through 1999*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *General Director*

Period: *1999 -2002*
Entity: *"Volga Telecom" Nigny Novgorod regional branch*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999-2002*
Entity: *OAO Electrosvyaz of Rostov region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *Non Commercial Organizasion "Telecomunicational equipment comsumers and producers Union"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002-1003*
Entity: *OAO Volgatelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company*: no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *445 876*
Commission (RUR): *0*
Other remuneration in kind (RUR):
Total (RUR): *0*

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:

Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*

Field of activity: ***communications***
Position: ***General Director***

Period: ***1996 through present time***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Chairman of Managemant Board***

Period: ***1998 through present time***
Entity: ***Center-TS ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Telmos ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1998 through present time***
Entity: ***Comstar ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Petrodvor ZAO***
Field of activity: ***leasing out real estate***
Position: ***Chairman of the Board of Directors***

Period: ***2000 through present time***
Entity: ***Open Joint Company "Financial Joint Stock Corporation "Sistema"***
Field of activity: ***consulting***
Position: ***Member of the Board of Directors***

Period: ***2002 through present time***
Entity: ***Joint Company "MTU-Intel"***
Field of activity: ***consulting***
Position: ***Member of the Board of Directors***

Period: ***2003 through present time***
Entity: ***Joint Company "Sistema Telecom"***
Field of activity: ***consulting***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***0.03617%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***282,954***
Bonuses (RUR): ***699,554***

Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *982,508*

Alexander V. Lopatin
Born in *1964*

Positions held in the past five years:
Period: *1996 through 1999*
Entity: *RAO UES of Russia*
Field of activity: *power engineering*
Position: *Treasurer*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy General Director*

Period: *2000 through present time*
Entity: *OAO Central Telegraph*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000-2002*
Entity: *OAO Khantymansiyskorktelecom*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *member of the Management Board*

Period: *2000-2001*
Entity: *Rostov region "Electrosviaz"*
Field of activity: *telecommunications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction and maintenance of communications facilities*
Position: *member of the Board of Directors*

Period: *2000 through present time*

Entity: *OAO ROSTELECOM*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000-2001*
Entity: **Open Joint Stock Company Moscow region "Electros-viaz"**
Field of activity: *communications*
Position: *member of the Management Board*

Period: *2001 through present time*
Entity: *Joint Stock Company "RusLeasingSvyaz"*
Field of activity: *communications*
Position: *Chairman of the Management Board*

Period: *2002 through present time*
Entity: *OAO Krasnoyarsk region "Elektrosviaz"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "Cenntal Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: Non comercial Partnership *"Center of Telecom devlopment problem learning"*
Field of activity: *communications*
Position: Director

Period: *2002 through present time*
Entity: *OAO " Sibirtelecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "Volgatelecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Dalsviaz*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:

Salary (RUR): *0*
Bonuses (RUR): *356,699*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *356,699*

Semyon V. Rabovsky
Born in ***1954***
Positions held in the past five years:
Period: ***1996 through 2001***
Entity: ***PJSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***First Deputy General Director, Head of the Customer Services Department***

Period: ***1999 through 2001***
Entity: ***AMT ZAO***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***1999 through present time***
Entity: ***ZAO Golden Line***
Field of activity: ***communications***
Position: ***Chairman of the Board of Directors***

Period: ***2002 through present time***
Entity: ***ZAO MTU-Inform***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: ***2001 through present time***
Entity: ***ZAO MTU-Intel***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
1.8% in ZAO NTC "Comset"

Remuneration paid out in the reporting quarter:
Salary (RUR): ***203,980***
Bonuses (RUR): ***436,556***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***640,536***

Irina M. Ragozina
Born in ***1950***
Positions held in the past five years:

Period: *1996 through 1997*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Deputy Head of the Securities and Stockholdings Management Service*

Period: *1997 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *communications*
Position: *Head of the Stockholdings Management Service, Director of the Corporate Management Department*

Period: *1998-1999*
Entity: *Joint Stock Company "Giprosvyaz"*
Field of activity: *telecom facilities development*
Position: *Chairperson of the Board of Directors*

Period: *1998-2001*
Entity: *OAO Kamchatskssvyazinform*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *1998-1999*
Entity: *OAO Electrical Communications of the Vladimir region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Svyazinform of the Chelyabinsk Region*
Field of activity: *communications*
Position: *Chairperson of the Board of Directors*

Period: *1998-2001*
Entity: *OAO "PTS"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *1998-2000*
Entity: *Open Joint Stock Company "Lensvyaz"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000-2001*
Entity: *Open Jount Stock Company "Sankt –Peterbourg MMT"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001-2002*
Entity: *OAO Kamchatskssvyazinform*
Field of activity: *communications*

Position: *Chairperson of the Board of Directors*

Period: *2001*
Entity: *OAO Electrical Communications of the Kurgan Region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO "North-West Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO Rostelecom*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *356,699*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *356,699*

Valery N. Yashin
Born in ***1941***
Positions held in the past five years:

Period: *1996 through 1999*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *2000-2001*
Entity: *Open Jount Stock Company "The Saint –Peterbourg MMT"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *19968-2002*
Entity: *OAO The Petersburg Telephone Network*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2000-2001*
Entity: *ZAO MobiTel*

Field of activity: *construction of communications facilities*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *Chairman of the Management Board*

Period: *2000 - 2001*
Entity: *OAO "Electrosliaz" of Moscow region*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000-2001*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Memeber of the Board of Directors*

Period: *1999 through present time*
Entity: *OAO Communications Investment Company*
Field of activity: *investments into communications*
Position: *General Director*

Period: *2001 through present time*
Entity: *OAO ROSTELECOM*
Field of activity: *investments into communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO The Central Telecommunications Company*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Entity: *OAO "Electrosliaz" of the Orel region*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "North West Telecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001 through present time*
Entity: *Open Joint Stock Company "CentTelecom"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*

Entity: *OAO "National Payphones Network"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 hrough present time*
Entity: *ZAO The Saint-Petersburg Pay Telephones*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 hrough present time*
Entity: *ZAO The Saint-Petersburg Pay Telephones*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Entity: *OAO Svyazinvest-Media*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *OAO Telecominvest*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *Independent Pension Fund "Telecom-Union"*
Field of activity: *pension fund*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO RTComm.RU*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 through present time*
Entity: *ZAO MobiTel*
Field of activity: *construction of communications facilities*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *OAO "North West Telecom"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *356,699*

Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *356,699*

Alexander P. Vronets
Born in *1954*
Positions held in the past five years:

Period: *1994 - 1998*
Entity: *OAO Giprosviaz*
Field of activity: *telecom*
Position: *Director General*

Period: *1998 -2002*
Entity: *Open Joint Stock Company "Joint Stock Financial Corporation "Sistema"*
Field of activity: *Consulting*
Position: *membet of the Boatd of Directors*

Period: *1998 through preent time*
Entity: *ZAO "Sistema Telecom"*
Field of activity: *consulting in telecom*
Position: *First Deputy Director General*

Period: *1999 - 2002*
Entity: *ZAO Telmos*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 - 2001*
Entity: *OAO Giprosviaz*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 -2000*
Entity: *Joint Stock Company Mobile TeleSistems*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 -2000*
Entity: *Open Joint Stock Company "PTT Telleport Moscow"*
Field of activity: *date transmission, provision of Internet and fixed telephony lines access*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Non Commercial Organizasion "Telecomunicational equipment comsumers and producers Union"*
Field of activity: *communications*

Position: *member of the Board of Directors*

Period: *2000-2001*
Entity: *Joint Stock Company "Metro Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Entity: *OAO MS-Tel*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999-2001*
Entity: *ZAO Mediatel*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *1999 -2000*
Entity: *Open Joint Stock Company Mobile TeleSistems*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2001-2003*
Entity: *ZAO Interrigional Tranzit Telecom*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Entity: *Open Joint Stock Company "Sistelnet"*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Entity: *Joint Stock Company "Center TS"*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *ZAO "I – Sistema"*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *ZAO Center Telco*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *OAO Moscow Cellular Network*
Field of activity: *telecom*

Position: *member of the Board of Directors*

Period: *2002 trouhg present time*
Entity: *Invest Svyaz Holding*
Field of activity: *Leasing*
Position: *member of the Board of Directors*

Period: *2003 trouhg present time*
Entity: *Open Joint Stock Company "Mobile Telematic Positioning Sysytems"*
Field of activity: *telecom*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***356,699***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***356,699***

Viktor D. Savchenko
Born in *1960*
Positions held in the past five years:

Period: *1994-2001*
Entity: *Ministry of Justice*
Field of activity: *law*
Position: *Atterney*

Period: *2001 trough present time*
Entity: *OAO "Investment Communicatiom Company"*
Field of activity: *telecom*
Position: *Head of the Law Department*

Period: *2002-2002*
Entity: *Open Joint Stock Company "Arttelecom"*
Field of activity: *telecomunication*
Position: *membet of the Board of Directors*

Period: *2002-2002*
Entity: *OAO Khantymansiyskokrtelecom*
Field of activity: *telecomunication*
Position: *membet of the Board of Directors*

Period: *2003 through present time*

Entity: *Open Joint Stock Company "VolgaTelecom"*
Field of activity: *telecomunication*
Position: *membet of the Board of Directors*
Period: *2003 through present time*
Entity: *Open Joint Stock Company "CenterTelecom"*
Field of activity: *telecomunication*
Position: *membet of the Board of Directors*

Period: *2003 through present time*
Entity: *Open Joint Stock Company "Central Telegraph"*
Field of activity: *telecomunication*
Position: *membet of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company*:* ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *356,699*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *356,699*

Alexander L. Leiviman
Born in *1949*
Positions held in the past five years:

Period: *1996 -1997*
Entity: *Joint Stock Company "Sistema-Invest"*
Field of activity: *information and consulting services for scientific and investment projects*
Position: *President*

Positions held in the past five years:
Period: *1997-1999*
Entity: *Public Joint Stock Company "Investment and tourism Joit Stock Company "Intourist"*
Field of activity: *Organisation and Russian and abroad tourist tours*
Position: *President*

Positions held in the past five years:
Period: *1997-1997*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *First Vice President*

Positions held in the past five years:
Period: *1999-2002*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*

Position: *First Vice President*

Period: *2002 through present time*
Entity: *PJSC "MTU-Intel"*
Field of activity: *telecom*
Position: *Member of the Board of Directors*

Period: *2002-2002*
Entity: *Open Joint Stock Company "Joint Stock Commercial Bank "Moscow Bank for Reconstruction and Development"*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *Joint Company "Sistema Telecom"*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *Open Joint Stock Company "Advertisement agentcy "MAKSIMA"*
Field of activity: *Advertisement*
Position: *member of the Board of Directors*

Period: *2002 through present time*
Entity: *Joint Stock Company "Advertisement agentcy "Sistema International Investment Group"*
Field of activity: *Provision of legal, financial, advertisement, managerial and marketing services*
Position: *member of the Board of Directors*

Period: *2003 through present time*
Entity: *Open Joint Stock Company "Sistema Mass Media"*
Field of activity: *TV broadcasting? Production af mass media materials*
Position: *member of the Board of Directors*

Period: *2003 through present time*
Entity: *Joint Company "Sistema Telecom"*
Field of activity: *information and consulting services*
Position: *member of the Board of Directors*

Period: *2003 through present time*
Entity: *Joint Company "Sistema Gals"*

Field of activity: *Reconstraction and development of real esate*
Position: *member of the Board of Directors*

Period: *20034 through present time*
Entity: *Open Joint Stock Company "UK "Sistema Investment"*
Field of activity: *trust management*
Position: *Member of the Board of Directors*

Period: *1997-1999*
Entity: *Public Joint Stock Company "Investment and tourism Joit Stock Company "Intourist"*
Field of activity: *Organisation and Russian and abroad tourist tours*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: *no*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *0*
Bonuses (RUR): *356 699*
Commission (RUR): *0*
Other remuneration in kind (RUR): 0
Total (RUR): *0*

Dmitry L. Zubov
Born in *1954*
Positions held in the past five years:

Period: *1998 -1998*
Entity: *Open Joint Stock Company "I-B-N Sistema"*
Field of activity:
Position: *Director General*

Period: *1999 trough present time*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *Member of the Board of Directors*

Period: *1999 through present time*
Entity: *PJSC "Joint Stock Financial Corporation Sistema"*
Field of activity: *information and consulting services*
Position: *Deputy Chairman of the Board of Directors*

Period: *199 -1999*
Entity: *Open Joint Stock Company "Prohiminvest""*
Field of activity:
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *Joint Stock Company "Detsky Mir"*

Field of activity: *trade*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Entity: *Joint Stock Company "Merchant House Detsky Mir – TDDM"*
Field of activity: *consulting*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *Joint Stock Company "Olimpic Sistema"*
Field of activity: *sport and fitness services*
Position: *Member of the Board of Directors*

Period: *2002-2003*
Entity: *Joint Stock Company "MTX"*
Field of activity: *medical technology*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *Public Joint Stock Company "OA NTR Region"*
Field of activity: *informational services*
Position: *Member of the Board of Directors*

Period: *2002 through present time*
Entity: *Public Joint Stock Company "Komnedra"*
Field of activity: *natural resources search*
Position: *Member of the Board of Directors*

Period: *2003 through present time*
Entity: *Joint Stock Company "MTX"*
Field of activity: *medical technology*
Position: *Member of the Board of Directors*

Period: *2003 through present time*
Entity: *Public Joint Stock Company "Detsky Mir – Certer"*
Field of activity: *trade*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company***: no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): 0
Total (RUR): ***0***

Vasily V. Sidorov

Born in *1971*

Positions held in the past five years:

Period: *1996-1997*
Entity: *"Columbus Capital"*
Field of activity: *financial consulting*
Position: *Director*

Period: *1998 through present time*
Entity: *JSC "System of Telecommunications, Information and Communications"*
Field of activity: *consulting*
Position: *Deputy General Director*

Period: *2001-2002*
Entity: *Joint Stock Company "MTU-Intel"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Entity: *Joint Stock Company "Telmos"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001-2002*
Entity: *Joint Stock Company "Scientific Research Enterprise "Intellect Telecom"*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *2001 through present time*
Entity: *"Komstar" ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Joint Stock Company "Interregional Transit Telecom"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Joint Stock Company "PTT Teleport Moscow"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Joint Stock Company "MTU-Inform Company"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2001 throuhg present time*
Entity: *Joint Stock Company "Personal Communications"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001-2002*
Entity: *Joint Stock Company "Golden Line"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2002 though present time*
Entity: *PJSC "Mobile Telesistems"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 –trough present time*
Entity: *Moscow Cellular Communications OAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***0***
Bonuses (RUR): ***0***
Commission (RUR): ***0***
Other remuneration in kind (RUR): 0
Total (RUR): ***0***

22. Individual and collective corporate bodies and officials of the issuer's manager

The issuer's individual executive body and members of the collective executive body:

Vladimir S. Lagutin
Born in *1947*
Positions held in the past five years:

Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *General Director*

Period: *1998 through present time*
Entity: *Joint Stock Company "Telmos"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1998 through present time*
Entity: *Joint Stock Company "Center-TS"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*
Period: *1998 through present time*
Entity: *Joint Stock Company "Comstar"*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2000 through present time*
Entity: *Open Joint Company "Financial Joint Stock Corporation "Sistema"*
Field of activity: *consulting*
Position: *Member of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *Joint Company "MTU-Intel"*
Field of activity: *consulting*
Position: *Member of the Board of Directors*

Period: *2003 through present time*
Entity: *Joint Company "Sistema Telecom"*
Field of activity: *consulting*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***0.03617%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***282,954***
Bonuses (RUR): ***699,554***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***982,508***

Irina R. Borisenkova
Born in ***1963***
Positions held in the past five years:

Period: *1996 through 1997*
Entity: *Kit TOO*
Field of activity: *wood processing*
Position: *Chief Accountant*

Period: *1997 through 1997*
Entity: *OOO Evrostroykomplekt*
Field of activity: *construction*
Position: *Finance Director*

Period: *1998 through 2000*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Finance Comptroller, First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *OAO Moscow City Telephone Network*
Field of activity: *communications*
Position: *Chief Accountant*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***186,459***
Bonuses (RUR): ***80,645***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***267,104***

Vladimir A. Afonin
Born in ***1939***
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Executive Officer*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *telecommunications*
Position: *Head of HRM Department*

Interest in the issuer's charter capital: ***0.0001***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***161,004***
Bonuses (RUR): ***294,026***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***445,030***

Rashit M. Zamaldinov
Born in ***1954***

Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of IT Department*

Period: *2000 -2002*
Entity: *Mediatel ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***0,00052%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***175,838***
Bonuses (RUR): ***40,305***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***216,143***

Valentina Ya. Irzhova
Born in ***1946***
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the legal division*

Period: *1997 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Law Department*

Period: *1999 – 2001*
Entity: *Joint Stock Company "PTT-Teleport Moscow"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *Joint Stock Company "MTU-Inform"*
Field of activity: *telecommunications*
Position: *member of the Board of Directors*

Period: *2003 through present time*
Entity: *Joint Stock Company "Holiday Hotel Priazovye"*
Field of activity: *SPA*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***0.00063%***

Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***159,931***
Bonuses (RUR): ***52,155***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***209,086***

Alexander K. Zhilin
Born in ***1946***
Positions held in the past five years:
Period: ***1996 through 1999***
Entity: ***the Federal Security Service of the Russian Federation***
Field of activity: ***military service***
Position: ***military man***

Period: ***2000 through present time***
Entity: ***OAO Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Chief of the Security Service***

Period: ***2000 through present time***
Entity: ***ZAO Special Information Service***
Field of activity: ***research, design and project development***
Position: ***Member of the Board of Directors***

Interest in the issuer's charter capital: ***no***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***181,419***
Bonuses (RUR): ***21,400***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***202,819***

Vladimir O. Kostrov
Born in ***1960***
Positions held in the past five years:
Period: ***1999 through present time***
Entity: ***Public Joint Stock Company" Moscow City Telephone Network"***
Field of activity: ***communications***
Position: ***Chief Operating Officer***

Period: ***1999 through present time***
Entity: ***Joint Stock Company "City-Telecom"***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2003 through present time*
Entity: *Joint Stock Company "Mediatel"*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.0063%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *177,931*
Bonuses (RUR): *60,305*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *238,236*

Sergey N. Ksenofontov
Born in ***1955***
Positions held in the past five years:
Period: *1996 through 1999*
Entity: *Moscow Technical University of Communications and Information*
Field of activity: *education*
Position: *Dean, Faculty of Multi-Channel Telecommunications*

Period: *1999 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Head of the Construction Department*

Interest in the issuer's charter capital: *0.00003%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *162,039*
Bonuses (RUR): *39,284*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *1201,323*

Yuri M. Kulikov
Born in ***1949***
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Division Manager*

Period: *1998 through present time*

Entity: *Joint Stock Company "Holiday Hotel Priazovye"*
Field of activity: *services (treatment and recreation)*
Position: *Chairman of the Board of Directors*

Interest in the issuer's charter capital: *0.0306%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *170,039*
Bonuses (RUR): *50,027*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *220,066*

Viktor S. Panov
Born in *1950*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Department of Technical Operation of Telecommunications*

Period: *1998 through present time*
Entity: *Comstar ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.00767%*
Interest held in the issuer's subsidiary or dependent company:
Name: *ZAO Research and Technical Center Komset*
Interest: *1.8%*

Remuneration paid out in the reporting quarter:
Salary (RUR): *187,403*
Bonuses (RUR): *25,788*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *213,191*

Semyon V. Rabovsky
Born in *1954*
Positions held in the past five years:

Period: *1996 through 2001*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director, Head of the Customer Services Department*

Period: *2001 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy General Director*

Period: *1999 -2002*
Entity: *Golden Line ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *1999 -2002*
Entity: *AMT ZAO*
Field of activity: *communications*
Position: *Chairman of the Board of Directors*

Period: *2002 through present time*
Entity: *ZAO MTU-Inform*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Period: *200 2through present time*
Entity: *ZAO MTU-Intel*
Field of activity: *communications*
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***0.01321%***
Interest held in the issuer's subsidiary or dependent company:
Name: ***ZAO Research and Technical Center Komset***
Interest: ***1.8%***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***203,980***
Bonuses (RUR): ***436,556***
Commission (RUR): ***0***
Other remuneration in kind (RUR): 0
Total (RUR): ***640,536***

Nikolay V. Savlukov
Born in ***1958***
Positions held in the past five years:
Period: ***1996 through 2000***
Entity: ***JSC Moscow City Telephone Network***
Field of activity: ***communications***
Position: ***Deputy General Director, Head of the security service***

Period: ***1999 through present time***
Entity: ***Research and Technical Center Komset ZAO***
Field of activity: ***communications***
Position: ***member of the Board of Directors***

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of UIRIS*

Interest in the issuer's charter capital: *0.00214%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *176,950*
Bonuses (RUR): *0*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *176,950*

Igor A. Solomatnikov
Born in *1946*
Positions held in the past five years:
Period: *1996 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Division Manager*

Period: *1999 through present time*
Entity: *PTT-Teleport Moscow ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *MTK-Trunk ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: *0.05553%*
Interest held in the issuer's subsidiary or dependent company: *no*

Remuneration paid out in the reporting quarter:
Salary (RUR): *177,854*
Bonuses (RUR): *50,027*
Commission (RUR): *0*
Other remuneration in kind (RUR): *0*
Total (RUR): *227,881*

Viktor A. Chervony
Born in *1956*
Positions held in the past five years:
Period: *1996 through 1997*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy Chief Accountant for Financial Control*

Period: *1997 through 2000*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *First Deputy Chief Accountant*

Period: *2000 through present time*
Entity: *JSC Moscow City Telephone Network*
Field of activity: *communications*
Position: *Deputy General Director, Head of the Economy and Finance Department*

Period: *2000 through present time*
Entity: *AKB LINK-Bank OAO*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *OAO AKB Moscow Bank of Reconstruction and Development*
Field of activity: *banking*
Position: *member of the Board of Directors*

Period: *2000 through present time*
Entity: *Petrodvor ZAO*
Field of activity: *leasing out real estate*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *MTU-Inform ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Period: *2001 through present time*
Entity: *AMT ZAO*
Field of activity: *communications*
Position: *member of the Board of Directors*

Interest in the issuer's charter capital: ***0,00052%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): ***179,018***
Bonuses (RUR): ***44,267***
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***223,285***

Vladimir I. Sutyagin

Born in *1945*

Positions held in the past five years:
Period: *1996 through 2000*
Entity: *JSC Moscow City Telephone Network, UITO Service*
Field of activity: ***communications***
Position: ***Deputy Head of UITO Service for General Matters and Commercial Operations***

Period: ***2000 through present time***
Entity: *JSC Moscow City Telephone Network*
Field of activity: ***communications***
Position: ***Deputy General Director, Head of UITO Service***

Period: *2001-2002*
Entity: *OOO Medicom-33*
Field of activity: ***medicine***
Position: *Member of the Board of Directors*

Interest in the issuer's charter capital: ***0.00256%***
Interest held in the issuer's subsidiary or dependent company: ***no***

Remuneration paid out in the reporting quarter:
Salary (RUR): *176,925*
Bonuses (RUR): 31,900
Commission (RUR): ***0***
Other remuneration in kind (RUR): ***0***
Total (RUR): ***208,825***

The person acting as the issuer's individual executive body:
Vladimir S. Lagutin

23. Remuneration paid to members of the Board of Directors (Supervisory Board) and other officials of the issuer.

The remuneration paid to all officials listed in Sections 21 and 22 for the reporting period amounted to, in the aggregate:

Salary: ***RUR 2,756,745***
Bonuses: ***RUR 4,512,309***
Commission: ***RUR 0***
Other compensation in kind: ***RUR 0***
Total: ***RUR 7,269,054***

See also Sections 21 and 22

24. Legal entities in which the issuer holds an interest.

Legal entities in which the issuer holds at least 5% of the charter capital:

Name: *AMT ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *Petrodvor ZAO*
Location: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Mail address: *Building 1, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *MS-Tel OAO*
Location: *22 Marksistskaya Ulitsa, 109147 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*

Name: *OAO Holiday Hotel "Priazov'e"*
Location: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Mail address: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Interest owned by the issuer in the charter capital of the entity: *67.01%*

Name: *ZAO MTU-inform Company*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*

Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50.84%*

Name: *Centre TS ZAO*
Location: *Board Room, 6 Matveevskaya Ulitsa, 119501 Moscow*
Mail address: *Building 2, 12 Petrovsky Boulevard, 103051 Moscow*
Interest owned by the issuer in the charter capital of the entity: 50%

Name: *Comstar ZAO*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*

Name: *Telmos ZAO*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*

Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*

Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *30%*

Name: *OAO Joint Stock Commercial Bank Link-bank*
Location: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *Building 2, 7 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *24.6 %*

Name: *Moscow Cellular Communications OAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Interest owned by the issuer in the charter capital of the entity: *23.5%*

Name: Independent Pention Fund "Sistema"
Location: *Building 4, 35 B. Tatarskays Str. Moscow*
Mail address: *Building 4, 35 B. Tatarskays Str. Moscow*
Interest owned by the issuer in the charter capital of the entity: *21.74%*

Name: *Special Information Service ZAO*
Location: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Mail address: *10 Abramtsevskaya Ulitsa, 127576 Moscow*
Interest owned by the issuer in the charter capital of the entity: *19%*

Name: *Inter-Regional Transit-Telecom ZAO*
Location: *18/20 Vorontsovskaya Ulitsa, 109044 Moscow*
Mail address: *22 Marksistskaya Ulitsa, 101100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *13.65%*

Name: *Reestr OOO*
Location: *29 Ulitsa Ryleeva, 119034 Moscow*
Mail address: *Building 13-14, 13 Myasnitskaya Ulitsa, 101000 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.8%*

Name: *Research and Technical Center Komset ZAO*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*
Interest owned by the issuer in the charter capital of the entity: *11.09%*

Name: *MTK-trunk ZAO*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *Vols ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *The Moscow Teleport ZAO*
Location: *16 Ulitsa Kazakova, 103064 Moscow*
Mail address: *Buildings 3 and 3a, 27/26 Zubovsky Boulevard, 119021 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*

Name: *OAO AKB "Moscow Reconstruction and Development Bank"*
Location: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Mail address: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *6,2176%*

Name: *Expo-Telecom ZAO*
Location: *7 Tverskaya Ulitsa, 103375 Moscow*
Mail address: *7 Tverskaya Ulitsa, 103375 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5.56%*

Name: *City Telecom ZAO*
Location: *11 Novy Arbat, 121852 Moscow*
Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*

25. Interests held by all legal entities in which the issuer holds at least 5% of the charter capital and officials thereof in the issuer's charter capital

25.1 Name: *ZAO AMT*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *100%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.1.1. *Vladimir D. Stukalov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.00026%*

25.3. Name: *OAO Holiday Hotel "Priazov'e"*
Location: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Mail address: *353680, Krasnodar region, Yeysk, Eeysk peninsula*
Interest owned by the issuer in the charter capital of the entity: *67.01%*

25.3.1. *Nikilay N. Purygin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00031%*

25.3.2. *Valentina Ya. Inzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.3.3. *Yury M. Kulikov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03059%*

25.4 Name: *ZAO MTU-inform*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *51%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.4.1. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.4.2. *Valentina Ya. Irzhova*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

25.4.3.*Semen V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.5.1. Name: *Mediatel ZAO*
Location: *42a Khoroshevskoye Shosse, 123007 Moscow*
Mail address: *42a Khoroshevskoye Shosse, 123007 Moscow*
Interest owned by the issuer in the charter capital of the entity: *35.83%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.5.2.Rashit M. Zamaldinov
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.5.3.. Vladimir Kostrov.O.
Functions of the official: *member of the Board of Directors (Supervisory Board)*

Interest owned by the official in the issuer's charter capital: *0.00052%*

25.6 Name: *ZAO Comstar*
Location: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Mail address: *Building 1, 3 Dmitrovsky Pereulok, 103031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *50%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Viktor S. Panov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00767%*

25.6.2. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.0367%*

25.6.3. *Said S. Alimbekov*
Functions of the official: *individual executive body*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.7 Name: *ZAO Telmos*
Location: *15 Zemledelchesky Pereulok, 119121 Moscow*
Mail address: *15 Zemledelchesky Pereulok, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.6.1. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.6.2. *Nikolay M. Gurov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00005%*

25.7 Name: *RadioPage ZAO*
Location: *Building 1, 23 1st Tverskaya-Yamskaya Ulitsa, 125047 Moscow*
Mail address: *13 2nd Zvenigorodskaya Ulitsa, 123022 Moscow*
Interest owned by the issuer in the charter capital of the entity: *40%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.7.1 *Lyudmila S. Popovich*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00078%*

25.9 Name: *ZAO MTU-Intel*
Location: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Mail address: *Building 2, 27-29 Smolenskaya-Sennaya Ploshchad, 119121 Moscow*
Interest owned by the issuer in the charter capital of the entity: *25.5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.9.1. *Said S. Alimbekov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.11034%*

25.9.2. *Semen V. Rabovsky*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01321%*

25.9.3. *Vladimir S. Lagutin*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.03617%*

25.10 Name: *Open Joint Stock Company Joint Stock Commercial Bank Link-bank*
Location: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Mail address: *7/2 Dmitrovskoye Shosse, 127434 Moscow*
Interest owned by the issuer in the charter capital of the entity: *20.82%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.10.1 *Ruben A. Amaryan*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.01127%*

25.10.2. *Victor A. Chervony*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.11 Name: *ZAO Research and Technical Center Komset*
Location: *7 Zelyony Prospekt, 111141 Moscow*
Mail address: *7 Zelyony Prospekt, 111141 Moscow*

Interest owned by the issuer in the charter capital of the entity: *11.1%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.11.1 *Nikolay V. Savlukov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00214%*

25.11.2 *Vasily G. Dedoborshch*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00042%*

25.12 Name: *ZAO MTK-trunk*
Location: *8 Mozhayskoye Shosse, 121374 Moscow*
Mail address: *Building 7, 78 Prospekt Vernadskogo, 123357 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.12.1. *Igor A. Solomatnikov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.08581%*

25.13 Name: *VOLS ZAO*
Location: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Mail address: *4 Vinnitskaya Ulitsa, 117192 Moscow*
Interest owned by the issuer in the charter capital of the entity: *10%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.13.1. *Viktor I. Trofimov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.14. Name: *OAO AKB "Moscow Reconstruction and Development Bank"*
Location: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Mail address: *Building 1, 9/10 Kuznetsky Most Str., 107031 Moscow*
Interest owned by the issuer in the charter capital of the entity: *6,2176%*

25.14.1. *Victor A. Chervony*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00052%*

25.15 Name: *ZAO City-Telecom*
Location: *11 Novy Arbat, 121852 Moscow*

Mail address: *25B 1st Krasnogvardeysky Proezd, 123100 Moscow*
Interest owned by the issuer in the charter capital of the entity: *5%*
Interest owned by the entity in the issuer's charter capital: *no*
Officials:

25.15.1. *Vladimir O. Kostrov*
Functions of the official: *member of the Board of Directors (Supervisory Board)*
Interest owned by the official in the issuer's charter capital: *0.00063%*

26. Other affiliates of the issuer:
No

27. Interests owned by the issuer in the charter capitals of its affiliated legal entities:
See Sections 24, 25 and 26.

28. Interests held by the issuer's affiliates, their founders and officials in the issuer's charter capital.
See Sections 24, 25 and 26.

29. Holders of 5 or more per cent of votes in the issuer's supreme corporate body.

Name: ***Open Joint Stock Company "Joint Stock Company "Sistema"***
Interest: ***55,62%***

Name: ***OAO Communications Investment Company***
Interest: ***28%***

30. Participation in industrial, banking or financial groups, holdings, concerns and associations
No

31 Branches and representative offices of the issuer

Name: *Holiday Hotel with Therapy Iskra*
Location: *Yershovo, Zvenigorod-4, the Odintsovo District, the Moscow Region*
Mail address: *Yershovo, Zvenigorod-4, the Odintsovo District, 143095 the Moscow Region*
Manager: *Anatoly V. Iskovskikh*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *Holiday Hotel with Therapy Orbita*
Location: *Bekasovo, the Naro-Fominsk District, the Moscow Region*
Mail address: *Bekasovo, the Naro-Fominsk District, 143380 the Moscow Region*

Manager: *Yuri I. Shestopalov*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

Name: *the Sochi branch, Holiday Hotel with Therapy Delfin*
Location: *the Nizhne-Imeretinskaya Bay, the Alder District, Sochi, Russia*
Mail address: *the Nizhne-Imeretinskaya Bay, the Alder District, 354341 Sochi, Russia*
Manager: *Nikolay N. Purygin*
Opening date: *06.17.1998*
Power-of-attorney expires on: *12.31.2001*

32. Number of persons employed by the issuer.

The average number of persons employed by the issuer in the reporting period, including the employees of its branches and representative offices: *20 ,332*

33. Description of the issuer's principal activities.

PJSC MGTS is the principal telecommunications operator in Moscow. It renders to its subscribers the services of voice mail and documentary communications, inquiry and other services in accordance with its license terms.P JSC MGTS is one of the largest telecom companies not only in Russsia but in the world. Its net operates with 572 switches with a total capacity of 4.3 million numbers, 21,672 pay phones and a number if enquiry services. Network dencity is at the European level as the telephone ratio in Moscow exceeds 50 telephones per 100 residents, or 105 telephones per 100 households, which is approximately three times higher than the average rate in Russia.

In 2002, the number of basic telephones installed in Moscow was about 5.4 million. PJSC MGTS controls 75.9% of total telephones in Moscow.

Primary operations and the share thereof in the aggregate proceeds

	2002	*2003 (Business plan estimates)*
Proceeds from the sales of goods, products, works and services (minus VAT, excises and similar mandatory payments) (RUR'000)	*10,101,968*	*12,314,020*
Share of proceeds from the sales of communications services (the primary business), %	*88,56*	*88,90*

In 2002 PJSC MGTS received RUR '000 8,946,538of revenue from its operational activity. Most of the proceeds (approximately 55,2%) are obtained from provision of telecom services to commercial entities. The Company anticipates that the structure of proceeds changes after the tariff rates are made equal for all categories of subscribers and time-based connections record system is introduced.

JSC MGTS is a natural monopoly pursuant regulations umposed by Russian Federation Ministry of Ani- Monopoly Policy which approves the tariff rates for basic local communications services and cooperation with other operators.

Order No. 688 of the Anti-Monopoly Ministry of Russia "On Approval of a Resolution of the Management Board of the Anti-Monopoly Ministry of Russia", dated October 12, 2001, introduces the following tariff rates for the services of local telephone communications provided by JSC MGTS:

	Corporate consumers	*Residents**	*non-governmental*
Provision of access to the telephone network, RUR	*9,000*	*6,000*	*9,000***
Subscriber's monthly fee for the use of individual subscriber's unit, RUR	*165*	*110*	*125*

* *certain categories of residents enjoy privileges*

** *prices differ depending on the duration of the waiting period:*

- *RUR 3,000 for those who filed an application to enter into a telecommunications services agreement in the period from January 1, 1997 through December 31, 1999; and*
- *RUR 1,000 for those who filed an application to enter into a telecommunications services agreement before December 31, 1996 (inclusively).*

The Moscow telecommunications market has been liberalized. Other operators also provide traditional voice communications services. Alternative operators are not governed by anti-monopoly authorities, they are not bound by obligations to ensure that their services are publicly available, and compete with JSC MGTS in certain market sectors.

The advantages of JSC MGTS include comparatively low tariff rates and access to subscribers throughout the city. The Company owns a telecommunications infrastructure including technological buildings and subsurface constructions and provides contractual access to the public communications network to other operators. To ensure its prospective competitive strength, JSC MGTS reconstructs its network, introduces digital technologies and thus is able to provide a variety of highly profitable services and to improve the quality of services in combination with lower production and development costs.

34. Investment declaration. Description of the issuer's activities.

Shall be provided by investment funds only.

35. The issuer's prospective activities.

JSC MGTS constantly cooperates with major foreign manufacturers of communications equipment and operators. The successful implementation of joint projects fits logically into the concept of development and reconstruction of JSC MGTS developed by the Company's specialists which is built on a qualitatively new level and includes the use of modern switch equipment, SDH digital transfer systems, fiber optic lines and new methods of construction of the transportation network on the basis of circular structures. The first capacity of this project will be a public data transfer network on the basis of new SDH technologies, ATM switching, equipment for asymmetric digital subscriber access which will enable the Company to provide a variety of communications services to its clients. After the project has been completed, the Company will be able to provide to its clients, in addition to high-quality services of local, domestic long-distance and international communications, certain new services including voice mail, high-speed e-mail and video conferences.

Economic and financial parameters of JSC MGTS, in accordance with the estimate implementation of the Business Plan for 2003, are as follows:

Proceeds from sales of goods, products, services (net of VAT): RUR 12,314,020
Earnings from rendering telecommunications services at tariff rates (net of VAT): RUR 10,946,860
Profit from sales: RUR 3,284,145,000
Estimate balance sheet profit of the Company: RUR 1,629,10700
Estimate profit after taxation : RUR 1,421,49100
Total capital investments: RUR 2,094,005,000
Value of fixed assets put into operation: RUR 2,074,210,000.

36. The issuer's charter capital.

The issuer's charter capital is equal to: *RUR 3,831,802,000*

Breakdown by categories of shares:
Ordinary shares:
the aggregate of : *RUR 3,19,168,000*
percentage of the charter capital: *83.333325%*

Preferred shares:
the aggregate of : *RUR 638,634,000*
percentage of the charter capital: *16.666675%*

37. The interest owned by the government (a municipal authority) in the issuer's charter capital:

The share of the issuer's charter capital owned by the government (a municipal authority):
no

The stake of the issuer fixed in the governmental (municipal) ownership:
no

A special right of the Russian Federation, constituent entities of the Russian Federation or municipalities to participate in the management of the issuer (a "golden share"):
no

38. The issuer's authorized shares.
No

39. The issuer's material contracts and obligations
No

40. The issuer's obligations to issue shares or any securities convertible into shares
No

41. Penalties imposed on the issuer, litigation and other proceedings in which the issuer is involved.

Penalties imposed on the issuer by governmental authorities or court during the three financial years preceding the year of the quarter for which the report is made, and in the current year:

Date of the sanction: *10.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *16.01.2002*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *delayed filing of calculations*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *67,909*
Status: *implemented*

Date of the sanction: *26.01.2002*
Authority which imposed the sanction: *State Tax Service*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: fee
Amount of the sanction (RUR): *910*
Status: *implemented*

Date of the sanction: *21.01.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *11.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *15.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*

Date of the sanction: *18.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *27.02.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*

Date of the sanction: *01.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*
Status: *implemented*

Date of the sanction: *11.13.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *04.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed collection and removal of garbage and show and icing.*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented:*

Date of the sanction: *13.03.2001*
Authority which imposed the sanction: Moscow Land Committee
Reasons for the sanction: *delayed payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *15.03.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *Tax correction*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *279,543*

Status: *implemented*

Date of the sanction: *19.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *25.03.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,000*
Status: *implemented*:

Date of the sanction: *04.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *9,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *24,643*
Status: *implemented*

Date of the sanction: *10.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *4,000*
Status: *implemented*:

Date of the sanction: *12.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *09.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage removal, *improper maintainance of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,200*
Status: *implemented*:

Date of the sanction: *17.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *5,000*
Status: *implemented*:

Date of the sanction: *29.04.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed garbage, snow and ice removal, *improper maintainance of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*:

Date of the sanction: *14.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*:

Date of the sanction: *21.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *11,000*
Status: *implemented*:

Date of the sanction: *24.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper maintainance of engener facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*:

Date of the sanction: *27.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*:

Date of the sanction: *28.05.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *1,294*
Status: *implemented*

Date of the sanction: *30.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *6,000*
Status: *implemented*

Date of the sanction: *31.05.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *1,500*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10406.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *19.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *10.06.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*

Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction: *fine*
Amount of the sanction (RUR): *900*
Status: *implemented*

Date of the sanction: *22.07.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of road works, delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): 1,*500*
Status: *implemented*

Date of the sanction: *22.08.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed removal of garbage and snow, unsatisfactory maintainance of grass and road layers/*
Type of the sanction: *fine*
Amount of the sanction (RUR): *2,000*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *delayed renewal of road layer*
Type of the sanction: *fine*
Amount of the sanction (RUR): 1*20*
Status: *implemented*

Date of the sanction: *10.2.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *62*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*

Amount of the sanction (RUR): *6,000*
Status: *implemented*

Date of the sanction: *10.18.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction: *fine*
Amount of the sanction (RUR): *15,000*
Status: *implemented*

Date of the sanction: *10.29.2002*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: *improper operation of engineering facilities*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,000*
Status: *implemented*

Date of the sanction: *11.10.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction: *fine*
Amount of the sanction (RUR): *15,000*
Status: *implemented*

Date of the sanction: *11.10.2002*
Authority which imposed the sanction: *Moscow Land Commity*
Reasons for the sanction: *delayed rental payments, violation of Land Law*
Type of the sanction: *fine*
Amount of the sanction (RUR): *3,241*
Status: *implemented*

Date of the sanction: *11.11.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *De;ayed tax payment*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *255*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assestment presentation*
Type of the sanction: *penalty*

Amount of the sanction (RUR): *12,704*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *9,769*
Status: *implemented*

Date of the sanction: *11.15.2002*
Authority which imposed the sanction: *Russian Federation Pention Fund*
Reasons for the sanction: *delayed calculation and payments of instol-ments from the disableds' salary*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *91*
Status: *implemented*

Date of the sanction: *11.25.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *83*
Status: *implemented*

Date of the sanction: *11.25.2002*
Authority which imposed the sanction: *State Tax Service Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *36.844*
Status: *implemented*

Date of the sanction: *11.25.2002*
Authority which imposed the sanction: *State Tax Ministry Inspection*
Reasons for the sanction: *delayed tax payments, delayed tax assessment presentation*
Type of the sanction: *penalty*
Amount of the sanction (RUR): *418*
Status: *implemented*

Date of the sanction: *06.12.2002*

Authority which imposed the sanction: *Finance Department*
Reasons for the sanction:
Type of the sanction: *penalty*
Amount of the sanction (RUR): *10,000*
Status: *implemented*

Date of the sanction: *31.12.2002*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: Tax correction
Type of the sanction: *fee*
Amount of the sanction (RUR): *29,291*
Status: *implemented*

Date of the sanction: *17.01.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): *4,500*
Status: *implemented*

Date of the sanction: *22.01.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 1,*500*
Status: *implemented*

Date of the sanction: *27.01.2003*
Authority which imposed the sanction: FFOMS
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 1,*500*
Status: *implemented*

Date of the sanction: *27.01.2003*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: delayed tax payment
Type of the sanction: *penalty*
Amount of the sanction (RUR): 4
Status: *implemented*

Date of the sanction: *27.01.2003*

Authority which imposed the sanction: *MGFOMS*
Reasons for the sanction: delayed membership payment
Type of the sanction: *penalty*
Amount of the sanction (RUR): 25
Status: *implemented*

Date of the sanction: *27.01.2003*
Authority which imposed the sanction: *Russian Federation Pention Fund*
Reasons for the sanction: delayed membership payment
Type of the sanction: *penalty*
Amount of the sanction (RUR): 351
Status: *implemented*

Date of the sanction: *29.01.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 1,020
Status: *implemented*

Date of the sanction: *30.01.2003*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: delayed payment on rental contracts
Type of the sanction: *fee*
Amount of the sanction (RUR): 614
Status: *implemented*

Date of the sanction: *07.02.2003*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: delayed payment on rental contracts
Type of the sanction: *fee*
Amount of the sanction (RUR): 20,858
Status: *implemented*

Date of the sanction: 12.*02.2003*
Authority which imposed the sanction: *Russian Federation Pention Fund*
Reasons for the sanction: delayed membership payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 962
Status: *implemented*

Date of the sanction: *15.02.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 300
Status: *implemented*

Date of the sanction: *17.02.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and remowal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 300
Status: *implemented*

Date of the sanction: *19.02.2003*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: delayed tax payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 10
Status: *implemented*

Date of the sanction: *20.02.2003*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: delayed tax payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 407,888
Status: *implemented*

Date of the sanction: *25.02.2003*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: delayed tax payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 117
Status: *implemented*

Date of the sanction: *26.03.2003*
Authority which imposed the sanction: *MTK-Mobile*
Reasons for the sanction: delayed contract payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 164
Status: *implemented*

Date of the sanction: *30.03.2003*

Authority which imposed the sanction: *Passander Service Department*
Reasons for the sanction: delayed payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 136
Status: *implemented*

Date of the sanction: *04.04.2003*
Authority which imposed the sanction: *Ministry of Internal Affairs*
Reasons for the sanction: delayed gardage removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 500
Status: *implemented*

Date of the sanction: *10.04.2003*
Authority which imposed the sanction: *Tax Ministry Inspection*
Reasons for the sanction: delayed tax payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 289
Status: *implemented*

Date of the sanction: *13.05.2003*
Authority which imposed the sanction: *Finance Department*
Reasons for the sanction: delayed payment on rental contracts
Type of the sanction: *fee*
Amount of the sanction (RUR): 109
Status: *implemented*

Date of the sanction: *27.05.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and remowal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 600
Status: *implemented*

Date of the sanction: *30.05.2003*
Authority which imposed the sanction: *Passander Service Department*
Reasons for the sanction: delayed payment
Type of the sanction: *fee*
Amount of the sanction (RUR): 297
Status: *implemented*

Date of the sanction: *17.06.2003*

Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 15,000
Status: *implemented*

Date of the sanction: *27.06.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *fee*
Amount of the sanction (RUR): 3,617,801
Status: *implemented*

Date of the sanction: *27.06.2003*
Authority which imposed the sanction: *Joint Administrative and Technical Inspectorate of Moscow*
Reasons for the sanction: delayed snow cleanence and removal
Type of the sanction: *penalty*
Amount of the sanction (RUR): 1,707,028
Status: *implemented*

Description of the reasons for each inspection of the issuer, either pending or closed in the quarter for which the report is made, carried out by governmental authorities, and each audit of the issuer carried out at the request of the issuer's participants (shareholders):

At the reporting period inspections of the issuer, either pending carried out by governmental authorities, and audit of the issuer carried out at the request of the issuer's participants have not been conducted.

42. Material Facts (Event, Action) effecting the Issuer's Business

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: ***12 Petrovsky Boulevard, Building 3, Moscow, Russia***
Issuer's code: ***00083-A***

Date of the fact (event, action): ***May 05, 2003***
Code of the fact (event, action): ***1100083A05052003***

Here by in accordance to the Issuance Prospectus PJSC Moscow City Telephone Network notifies on the annual interest rate of the fourth coupon of Series A2 interest bearer bond kept in mandatory centralized custody (state registration No. 4-02-00083-A? registration date: October 17,2001)to be determined at the size of 11,50%. The mentioned coupon shall be paid on November 13, 2003 at the amount of 57 (fifty seven) roubles 66 (sixty six) kopecks for the single bond.

Deputy General Director
Chervony V.A.

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: *12 Petrovsky Boulevard, Building 3, Moscow, Russia*
Issuer's code: *00083-A*

Date of the fact (event, action): ***May** 06, 2003*
Code of the fact (event, action): *1100083A05052003*

On May 6, 2003 PJSC Moscow City Telephone Network Board of Directors recommended to the incoming Annual General Shareholders Meeting:
To approve the annual dividend for 2002 on each ordinary share equal to RUR .68. The payment shall be made in cash in the period from September 01 through December 31, 2003.
To approve the annual dividend for 2002 on each preferred share equal to RUR 7.055. The payment shall be made in cash in the period from September 02 through December 31, 2003.

Deputy General Director
Chervony V.A.

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: *12 Petrovsky Boulevard, Building 3, Moscow, Russia*
Issuer's code: *00083-A*

Date of the fact (event, action): ***May** 14, 2003*

Code of the fact (event, action): *1100083A14052003*

On May 14, 2003 PJSC Moscow City Telephone Network paid the third coupon of Series A2 interest bearer bond kept in mandatory centralized custody (state registration No. 4-02-00083-A)

Total number of bonds: One Million (1,000,000)
Annual interest rate of the coupon: 18.57%
Coupon amount: 92 (ninety two) roubles and 25 (twenty five) kopecks
Aggregate payment: 92 250 000 (ninety two million two hundred fifty thousand) roubles

Deputy General Director
Chervony V.A.

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: *12 Petrovsky Boulevard, Building 3, Moscow, Russia*
Issuer's code: *00083-A*

Date of the fact (event, action): ***May 21, 2003***
Code of the fact (event, action): *1100083A21052003*

On May 21, 2003 PJSC Moscow City Telephone Network paid the eigth coupon of Tranch 1, Series A1 interest bearer bond kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000)

Total number of bonds: Three Hundred Sixty Thousand (360,000)
Annual interest rate of the coupon: 10.087%
Coupon amount: 34 (thirty four) roubles and 80(eighty) kopecks
Aggregate payment: 10 765 623 (ten million seven hundred sixty five thousand six hundred twenty three) roubles

Deputy General Director
Chervony V.A.

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company Moscow City Telephone Network
Location: *12 Petrovsky Boulevard, Building 3, Moscow, Russia*
Issuer's code: *00083-A*

Date of the fact (event, action): ***May 21, 2003***

Code of the fact (event, action): *1100083A21052003*

On May 21, 2003 PJSC Moscow City Telephone Network paid the eigth coupon of Tranch 1, Series A1 interest bearer bond kept in mandatory centralized custody (state registration No. 4-01-00083-A, registration date: September 28, 2000)

Total number of bonds: Three Hundred Sixty Thousand (360,000)
Annual interest rate of the coupon: 10.087%
Coupon amount: 34 (thirty four) roubles and 80(eighty) kopecks
Aggregate payment: 10 765 623 (ten million seven hundred sixty five thousand six hundred twenty three) roubles

Deputy General Director
Chervony V.A.

Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business

Open Joint Stock Company "Moscow City Telephone Network"
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, K-51, GSP-4, 127994*
Issuer's code: *00083-A*

Date of the fact (event, action): ***June 07, 2003***
Code: *1200083A07062003*

The annual meeting of shareholders
To be held in a combined form on June 7, 2003 in the conference hall of "Renaissance Moscow» Hotel at Building 1, 18 Olimpiysky prospect, Moscow, 129110 located by "Prospect Mira" Metro Station.
The quorum of the meeting was established with 90,714% (72 416 179 of Company's voting shares)

The topics of the agenda were resolved as follows:

1. *To approve the annual report, accounting documentation including the balance sheet and the profit and loss account, distribution of the profit and loss for 2001.*
Voted:
"For"-72 390 532 shares – 99.965% votes.

2.1. *To approve the annual dividend for 2002 on each ordinary share equal to RUR .68. The payment shall be made in cash in the period from September 01 through December 31, 2003.*
Voted:
"For"-49 826 377 shares – 68.806 % votes.

2.2. *To approve the annual dividend for 2002 on each preferred share equal to RUR 7.055171. The payment shall be made in cash in the period from*

September 01 through December 31, 2003.
Voted:
"For"-72 178 617 shares – 99.672% votes.

3. *The annual meeting of shareholders elected the Board of Directors of the Company consisting of the following members:*
Alexander Vronets P.
Alexander Goncharuk Y.
Dmitry Zubov L.
Nail Ismailov I.
Vladimir Lagutin S.
Alexander Leiviman L.
Alexander Lopatin V.
Semyon Rabovsky V.
Irina Ragozina M.
Viktor Savchenko D.
Vasily V. Sidorov
Valery N. Yashin

4. *The annual meeting of shareholders elected the Internal Audit Commission consisting of the following members:*

Yelena Bekian V.
Konstantin Belyaev
Svetlana Krzhechevskaya G.
Vasily Platoshin V.
Irina Prokof'eva V.

5. *To approve Closed Joint Stock Company Deloit and Touche as the outside auditor of AO MGTS for 2003.*
Voted:
"For"-72 192 674 shares – 99.691% votes.

7.1. *To approve the Annual General Meeting of Shareholders ' Regiment*
Voted:
"For"-72 151 029 shares – 99.634 % votes

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company "Moscow City Telephone Network"
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

Date of the fact (event, action): ***June 07, 2003***

Code: *0100083A07062003*

The annual meeting of shareholders held on June 07, 2003 elected the Board of Directors of the Company consisting of the following members:

Alexander Vronets P.
Alexander Goncharuk Y.
Dmitry Zubov L.
Nail Ismailov I.
Vladimir Lagutin S.
Alexander Leiviman L.
Alexander Lopatin V.
Semyon Rabovsky V.
Irina Ragozina M.
Viktor Savchenko D.
Vasily V. Sidorov
Valery N. Yashin

Newly elected members:

Dmitry Zubov L.
Alexander Leiviman L.
Vasily V. Sidorov

1. Last term members to leave the Board

Vadim Degtiaryov S.
Yevgeny Novitsky G.
Anton Osipchuk I.

Director General ***V.S. Lagutin***

Information on a Material Fact (Event, Action)
Affecting the Issuer's Finances and Business

Open Joint Stock Company "Moscow City Telephone Network"
Location: *Building 3, 12 Petrovsky blv., Moscow, Russia, 103051*
Issuer's code: *00083-A*

Date of the fact (event, action): ***June 07, 2003***
Code: *0100083A07062003*

The annual meeting of shareholders held on June 07, 2003 elected the Board of Directors of the Company consisting of the following members:

Alexander Vronets P.

Alexander Goncharuk Y.
Dmitry Zubov L.
Nail Ismailov I.
Vladimir Lagutin S.
Alexander Leiviman L.
Alexander Lopatin V.
Semyon Rabovsky V.
Irina Ragozina M.
Viktor Savchenko D.
Vasily V. Sidorov
Valery N. Yashin

Newly elected members:

Dmitry Zubov L.
Alexander Leiviman L.
Vasily V. Sidorov

2. Last term members to leave the Board

Vadim Degtiaryov S.
Yevgeny Novitsky G.
Anton Osipchuk I.

Director General V.S.Lagutin

43. Reorganization of the issuer, its subsidiaries and dependent companies:

No

44. Additional material general information on the issuer:

Legal proceedings in which JSC MGTS was involved in the 3rd quarter of 2001:

Claims	*JSC MGTS as the plaintiff*		*JSC MGTS as the defendant*	
	number	*value (RUR)*	*number*	*value (RUR)*
filed	*21*	*12404840*	*47*	*1,136,143*
satisfied	*12*	*404,393*	*11*	*2,050*
dismisse	*1*	*92,097*	*13*	*655,364*
To be resolved	*11*	*744,350*	*23*	*478,729*
Maximum claim value		*254,144*		*3,000,0000*

JSC MGTS as the plaintiff claims RUR 525,729 from Rostelecom. Grounds for claim – accidental damage of MGTS equipment. (Claim is fully satisfied by 01/10/2003)

Major grounds for legal proceedings in which JSC MGTS is involved:

Grounds for legal proceeding	*Number of claims*	*Value, RUR*
1. JSC MGTS as the defendant:		
- *privileges granted*	*25*	*4,892*
- *disputing bills issued by Rostelecom*	*1*	*21,000*
- *compensation for*		
- *other*	*2*	*1.110,251*
2. JSC MGTS as the plaintiff		
- *debts for telecommunications services*	*8*	*835,306*
- *damaged facilities*	*16*	*405,534*

No claims with regard to the violation of the rights of shareholders were filed against the Company in the reporting quarter. No claims with regard to the property (fixed assets) of JSC MGTS were filed in the reporting quarter.

B FINANCIAL AND BUSINESS OPERATIONS OF THE ISSUER

45. Annual financial statements for the past three financial years.
Shall not be filed for the current period for which the report is made.

46. Financial statements of the issuer for the reporting quarter.
Included in the Annex.

47. Any events which resulted in the increase or decrease in the issuer's assets value by more than 10% during the reporting quarter.
Shall not be filed for the current period for which the report is made..

Size of Company's assets as for the previous accounting period – RUR '000 24,230,931
Size of Company's assets on the report date – RUR '000 24,837,849

Events which resulted in the increase or decrease in the issuer's assets value by more than 10% in the quarter for which the report is made.

48. Any events which resulted in the increase in the issuer's profit or loss by more than 20% compared to the preceding quarter.

Date of the event: 30.06.2003
Event description: Net profit growth in the second quarter of the year is determined by privaling growth of revenue over costs/ The second quarter revenue grew by RUR'000 604,236 ammounting RUR'000 2,594,337. Revenue growth is obtained from the rise of the tariffs, new installments, development of non-regulated services.

Size of Company's Profit as on the previous accounting period – RUR'000 453,240

Size of Company's Profit as on the reporting accounting period – RUR'000 1,057,476

49. Creation and application of the Issuer's Reserve Fund and other special funds.

The Company creates reserves for doubtful trade receivables more than 180 days overdue. The amount of the reserve as for the end of the 2-nd quarter 2003 – RUR 24,287,892
Other reserves are not formed.

50. Transactions entered into by the issuer in the reporting quarter which amount to 10 or more percent of the issuer's assets as of the end of the quarter preceding the reporting quarter.
no

51. Application of funds raised by the issuer as a result of offering securities.

No such funds were applied in the quarter for which the report is made.

52. Loans received by the issuer and its subsidiaries in the reporting quarter

Loans received by the issuer as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
Long-term bank loans	1 350 857	874 642	593 725	1 631 774
including those not repaid when due	-	-	-	-
Other long-term loans	1 000 000	1 000 000	-	2 000 000
including those not repaid when due	-	-	-	-
Short-term bank loans	1 887 929	455 033	2 049 437	293 525
including those not repaid when due	-	-	-	-
Bank loans for employees	-	-	-	-
including those not repaid when due	-	-	-	-
Other short-term loans	749 227	164 051	173 245	740 033
including those not repaid when due	-	-	-	-

53. Accounts receivable and payable of the issuer and its subsidiaries in the reporting quarter

The issuer's accounts receivable and payable as of the end of the reporting quarter:

Indicator	Balance as of the beginning of the year (RUR'000)	Received (RUR'000)	Repaid (RUR'000)	Balance as of the end of the reporting quarter (RUR'000)
1) Accounts receivable:				
short-term	1 059 377	21 972 916	21 218 202	1 814 091
including those overdue	59 177	145 515	42 589	162 103
[illegible]luding those overdue for more than 3 months	13 087	62 773	-	75 860
including:				
Long-term	151 620	68 124	202 026	17 718
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
2) Accounts payable:				
short-term	1 261 592	21 726 426	21 444 894	1 543 124
including those overdue	32 922	3 414	12 647	23 689
including those overdue for more than 3 months	12 118	18 252	9 822	20 548
Including:				
Long-term	341 552	14 638	165 352	190 838
including those overdue	-	-	-	-
including those overdue for more than 3 months	-	-	-	-
including:				
Security:				
Received	-	-	-	-
	-	-	-	-

including from third persons				
including:				
Granted	502 784	1 400	117 055	387 129
including to third persons	502 784	1 400	117 055	387 129
including:				
3) Notes flow Notes issued				
including overdue	-	-	-	-
including:	-	-	-	-
Notes received				
including those overdue	-	-	-	-
including:	-	-	-	-

54. Financial investments made by the issuer

The issuer's financial investments as of the end of the reporting quarter:

Indicator	Investments as of the end of the reporting year (RUR'000)		
	short-term (1 year or less)	long-term (over 1 year)	Total
Investments in treasury bills of the Russian Federation	-	-	-
Investments in treasury bills of constituent entities of the Russian Federation	-	-	-
Investments in securities issued by local authorities -	-	-	-
Investments in shares, interests, participation in other entities	-	117 296	117 296
Investments in bonds and other debt securities	-	-	-
Other loans granted	1 026 970	44 512	1 071 482
Investments in the issuer's subsidiaries	-	724 051	724 051
Investments in the issuer's dependent companies	-	27 486	27 486

The issuer's investees liquidated pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-

The issuer's investees declared bankrupt pursuant to the laws of the Russian Federation

Name of the entity	Date of liquidation	The liquidating authority	Investments (RUR'000)
No			-
Total			-
The issuer's assets as of the closing date of the reporting quarter (RUR'000)			24 837 849

The investees the investments in which amount to 10 or more per cent of the issuer's assets as of the closing date of the reporting quarter

Name of the entity	Investments (RUR)	Percentage of the assets
No	-	-
Total	-	-

55. Any other material information on the issuer's financial and business operations

C. SECURITIES ISSUED BY THE ISSUER

56. Shares of the issuer.

Issue ordinal number: *1*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *957,950*
Aggregate value of the issue: *957,950*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *from July 1, 1994 through September 1, 1995*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *957,950*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the securities of the issue: *no*

Issue ordinal number: *1*
Category of shares: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317*

State registration of the issue:
Registration date: *06.06.1994*
Registration No.: *73-1"n"-3168*
Registration authority: *financial authorities*
Placement method: *purchase upon transformation into a joint stock company*
Placement period: *07.01.1994 through 09.01.1995*

Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *04.27.1998*
Registration authority: *the Russian Federal Securities Commission*
Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the issuance of securities: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1*
Number of securities in the issue: *638,634*
Aggregate value of the issue: *638,634*

State registration of the issue:
Registration date: *05.05.1998*
Registration No.: *1-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *in accordance with the privatization plan*
Placement period: *05.07.1998 through 05.07.1998*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *638,634*

State registration of the report on the results of issuance:
Registration date: *05.25.1998*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,596,584*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *1-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *1,596,584*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *2*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *319,317*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *11.10.1999*
Registration No.: *2-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *11.25.1999 through 11.25.1999*
Current status of the issue: *all the securities of the issue have been cancelled*
Number of actually placed securities in accordance with the registered report on the results of issuance: *319,317*

State registration of the report on the results of issuance:
Registration date: *12.30.1999*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *all the securities of the issue have been cancelled*

Market information on the securities issue: *all the securities of the issue have been cancelled*

Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *79,829,200*
Aggregate value of the issue: *1,596,584,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *1-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
all the securities of the issue have been cancelled
Any additional material information on the issue of securities: *no*

Issue ordinal number: *3*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: *319,317,000*

State registration of the issue:
Registration date: *04.03.2000*
Registration No.: *2-03-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *04.24.2000 through 04.24.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: *05.18.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
all the securities of the issue have been cancelled
Any additional material information on the issue of securities: *no*

Issue ordinal number: *5*
Category: *ordinary*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 40*
Number of securities in the issue: *79,829,200*

Aggregate value of the issue: *3,193,168,000*

State registration of the issue:
Registration date: *09.24.2002*
Registration No.: *1-05-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *10.09.2002 through 10.09.2002*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *79,829,200*

State registration of the report on the results of issuance:
Registration date: *10.22.2002*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:
The shares are traded in the Russian Trade System and the Moscow International Currency Exchange (the MICEX)
Any additional material information on the issue of securities: *no*

Issue ordinal number: *4*
Category: *preferred*
Type of shares: *no*
Form of securities: *registered shares issued in a book-entry form*
Nominal value of each security: *RUR 20*
Number of securities in the issue: *15,965,850*
Aggregate value of the issue: 638,634,*000*

State registration of the issue:
Registration date: *09.24.2002*
Registration No.: *2-04-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *conversion*
Placement period: *10.09.2002 through 10.09.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities in accordance with the registered report on the results of issuance: *15,965,850*

State registration of the report on the results of issuance:
Registration date: 10.22.2002
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue:

The shares are traded in the Russian Trade System and the MICEX
Any additional material information on the issue of securities: *no*

57. Bonds issued by the issuer:

Issue ordinal number: *1*
Series: *A1*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *600,000*
Aggregate value of the issue: *600,000,000*

State registration of the issue:
Registration date: *09.28.2000*
Registration No.: *4-01-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *10.18.2000 through 10.27.2000*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *600,000*

State registration of the report on the results of issuance:
Registration date: *11.09.2000*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange*

Information on each tranche of the issue:

The tranche ordinal number: *1*
Number of bonds in the tranche: *360,000*
Aggregate value of the tranche:

The number of bonds to be offered during the first tranche is equal to 60% of the aggregate issue, i.e. Three Hundred Sixty Thousand (360,000).

Identification of the bonds of the tranche: *The Depositary grants to the bonds of each tranche a depositary code consisting of letters and numbers which shall identify the specific tranche of the issue. Such identification depositary code consists of symbols which indicate that the securities are bonds, and includes the issuer's name in Latin transcription, the ordinal number of the bonds issue and the ordinal number of the tranche. The depositary code is a mandatory detail which shall be referred to in financial statements of the depo accounts in which the bonds shall be recorded.*

Placement period: *10.18.2000 through 10.18.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *360,000*

The tranche ordinal number: *2*
Number of bonds in the tranche: *240,000*
Aggregate value of the tranche:

The number of bonds to be offered during the second tranche shall be equal to the aggregate issue minus the number of the bonds of the first tranche which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *10.27.2000 through 10.27.2000*
Number of actually placed securities as of the end of the quarter for which the report is made: *240,000*

The tranche ordinal number: *3*
Number of securities in the tranche:
Aggregate value of the tranche:

The number of bonds to be offered during the third tranche shall be equal to the aggregate issue minus the number of the bonds of the first and second tranches which have been actually placed.

Identification of the bonds of the tranche: *The identification is similar to that of the first tranche.*

Placement period: *- through -*
Number of actually placed securities as of the end of the quarter for which the report is made: *0*

The circulation period of the bonds: *10.18.2000 through 10.27.2003.*

Income payable on the bonds of this issue:
The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 18, 2000 (Minutes No. 55) and registered by the Federal Securities Commission of Russia on September 28, 2000 under State Registration No. 4-01-00083-A

Security of the bonds of this issue:
No

The income paid on the bonds of this issue in the quarter for which the report is made:
Cash: *RUR 32,772,000 with regard to 600,000 bonds*

no

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to the nominal value of each bond when such bond matures.
Each bondholder shall have the right to a coupon income payable as percentage of the nominal value of each bond.

Issue ordinal number: *2*
Series: *A2*
Type: *interest bearing*
Form of securities: *documentary bearer bonds*
Nominal value of each security: *RUR 1,000*
Number of securities in the issue: *1,000,000*
Aggregate value of the issue: *RUR 1,000,000,000*

State registration of the issue:
Registration date: *10.17.2001*
Registration No.: *4-02-00083-A*
Registration authority: *the Russian Federal Securities Commission*

Placement method: *open subscription*
Placement period: *11.13.2001 through 11.15.2001*
Current status of the issue: *the offering is closed*
Number of actually placed securities as of the end of the quarter for which the report is made: *1,000,000*

State registration of the report on the results of issuance:
Registration date: *12.10.2001*
Registration authority: *the Russian Federal Securities Commission*

Restrictions of circulation of the issue of securities (if any): *no*

Market information on the securities issue: *the securities are traded in the Moscow International Currency Exchange at the following address: Building 1, 11 Bolshoy Kislovsky pereulok, Moscow 103009 (mailing address is identical)*

The circulation period of the bonds: *11.13.2001 through 11.13.2004.*

Income payable on the bonds of this issue:

The procedure of calculation and payment of the income on each bond is described in detail in the Decision to Issue Securities which was approved by the Board of Directors of AO MGTS on August 27, 2000 (Minutes No. 71) and registered by the Federal Securities Commission of Russia on October 17, 2001 under State Registration No. 4-02-00083-A

Security of the bonds of this issue:
No

Any other equivalent in kind: *RUR 0*
The terms of the issue do not provide for any other equivalent in kind.

Any other proprietary rights and (or) any other income: *RUR 0*
No

Additional material information on the securities of this issue:
The rights of each holder of a security of this issue:

Each bondholder shall have the right to its nominal value as the bond matures.
Each bondholder shall have the right to a coupon income payable as a percentage of the nominal value of each bond.

D. OTHER INFORMATION ON THE ISSUER'S SECURITIES

58, 59, 60 Rights of shareholders. Dividends payable on the issuer's shares.

58.1 Category of shares: *ordinary shares*
Form of shares: *registered shares issued in a book-entry form*
Full name of the category/type of the shares: *ordinary*
Rights exercisable by holders of this category (type) of shares:

Each holder of the Company's ordinary share shall have the right:

- *to participate in any general meeting of shareholders in person or through a proxy with the right to vote on all matters within its competence, and to propose issues for consideration in accordance with the Charter;*
- *to elect and to be elected to the Company's management and control bodies;*
- *to have access to the corporate documents of the Company and to obtain copies thereof for a charge;*
- *to dispose of the shares it or he holds without consent of other shareholders;*
- *to receive a portion of the net profit (dividends) in proportion with the number of shares it or he holds.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

Shareholders having the right to participate in the annual general meeting shall be entitled to dividends on ordinary shares.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified herein.

- *To receive a portion of the Company's assets in the event of its liquidation;*
- *to exercise its or his rights through a proxy on the basis of a power-of-attorney.*
- *Each ordinary share shall grant its holder equal scope of rights.*
- *In the event the Company offers, through an open subscription, voting shares or securities convertible into voting shares payable for in cash, the holders of voting shares of the Company shall have pre-emptive right to purchase such securities in proportion to the number of voting shares of the Company they hold.*
- *Holders of voting shares of the Company shall have the right to require that the Company repurchase all the shares they hold or any portion thereof in the following instances:*
  - *reorganization of the Company or entering into a large transaction, the decision on which shall be adopted by the general meeting of shareholders pursuant to the laws of the Russian Federation, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter;*
  - *amendments or supplements to the Charter of the Company or approval of a revised Charter which restrict their rights, if they had voted against the decision on reorganization or entering into such transaction or had not voted on such matter.*

    Shareholders shall exercise their right to request that the Company re-purchase the shares they hold in the procedure established in the laws of the Russian Federation currently in force.

- *Shareholders shall also have other rights and obligations as provided for herein and in applicable laws of the Russian Federation.*

- *Holder(s) of the aggregate amount of at least two (2) per cent of voting shares of the Company shall have the right, within 45 days after the end of the Company's financial year, to put not more than two items on the agenda of the annual general meeting of shareholders and to nominate members of the Board of Directors, the Audit Commission and the General Director of the Company. The number of nominees may not exceed the number of members of the control and corporate bodies, including not more that 1 nominee General Director.*

- *Each holder or holders of at least 10 per cent of the Company's voting shares may request that an extraordinary general meeting of shareholders be convened.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 1999*
Dividend accrued on each share: *RUR 0*
Aggregate dividends accrued on such category (type) of shares: *RUR 0*
Aggregate dividends actually paid on such category (type) of shares: *RUR 0*

Period: *the 4th quarter of 2000*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 53,261,991.2*

Period: *the 4th quarter of 2001*
Dividend accrued on each share: *RUR 0.68*
Aggregate dividends accrued on such category (type) of shares: *RUR 54,283,856*
Aggregate dividends actually paid on such category (type) of shares: *RUR 55,257,309.15*

Dividends accrued on such category (type) of shares but not yet due:

58.2 Category of shares: *preferred*
Form of shares: *registered shares issued in a book-entry form*

Full name of the category/type of the shares: *preferred*

Rights exercisable by holders of such category (type) of shares:
Each holder of a preferred share shall have the right:

- *to participate in any meeting of shareholders in person or through a proxy and to propose issues provided for in Section 7.3. of the Company's Charter;*

- *to an annual fixed dividend payable in accordance with Section 8 of the Company's Charter.*

The Company shall adopt a decision to pay dividends on each category of outstanding shares once a year.

Dividends shall be payable from the net profit of the Company within the financial year when the decision on payment of annual dividends was adopted.

The aggregate sum payable as the dividends on preferred shares shall be equal to 10 per cent of net profits of the Company for the last financial year divided by the number of preferred shares. If the sum of the dividend payable by the Company on each ordinary share in a certain year exceeds the sum payable as the dividend on each preferred share, the dividend on the latter shall be increased up to the dividend payable on ordinary shares.

In the event the Company has no net profit, the Board of Directors has the right to apply the special fund to pay the dividend on preferred shares. The amount of the dividend shall be determined by the amount of the fund but may not exceed the nominal value of each share.

Dividends shall be payable to those holders of preferred shares which were recorded in the register of persons entitled to annual dividends compiled on the basis of the Company's register of shareholders as of the date of closing the list of persons having the right to participate in the annual general meeting of shareholders.

The general meeting of shareholders may decide to pay no dividend on ordinary shares, to pay a partial dividend on preferred shares or to pay no dividend on each category of shares in the event the Company has had no net profit in the previous financial year.

The Company shall not have the right to decide (declare) to pay dividends on ordinary shares unless it has taken the decision to pay in full the dividends on preferred shares the amount of which is specified in the Company's Charter.

- *To have access to the corporate documents of the Company and to obtain copies thereof for a charge;*

- *to dispose of the shares it or he holds without consent of other shareholders;*

- *to exercise its or his rights through a proxy on the basis of a power-of-attorney;*

- *in the event of liquidation of the Company holders of preferred shares shall receive the liquidation value equal to the nominal value but not lower than the amount payable on each ordinary share at final settlement of accounts.*

- *Holders of preferred shares shall not have the right to vote at a meeting of shareholders on any matters other than the following:*

  - *Reorganization and liquidation of the Company.*

  - *Amendments or supplements to the Charter of the Company which restrict the rights of holders of preferred shares, including:*

    a. *establishing or increasing the amount of dividend and liquidation value payable on preferred shares of higher priority,*

    b. *granting the holders of other types of preferred shares a priority in receiving dividends and liquidation value of shares. In such event, the decision shall be adopted by holders of 2/3 of preferred shares.*

- *Preferred shares of the Company of equal type shall grant their holders equal scope of rights and shall have equal nominal value.*

Dividends on the shares of such category (type):

Period: *the 4th quarter of 1998*
Dividend accrued on each share: *RUR 1*
Aggregate dividends accrued on such category (type) of shares:
RUR 319,317
Aggregate dividends actually paid on such category (type) of shares:
RUR 316,052.5

Period: *the 4th quarter of 1999*
Dividend accrued on each share (with a nominal value of RUR 1,000):
RUR 2.1
Aggregate dividends accrued on such category (type) of shares:
RUR 670,565.7
Aggregate dividends actually paid on such category (type) of shares:
RUR 668,662.1

Period: *the 4th quarter of 2001*

Dividend accrued on each share: *RUR 4.89*
Aggregate dividends accrued on such category (type) of shares:
RUR 78,073,006.5
Aggregate dividends actually paid on such category (type) of shares:
RUR 77,789,269.65

Period: *the 4th quarter of 2002*
Dividend accrued on each share: *RUR 2.28511*
Aggregate dividends accrued on such category (type) of shares:
RUR 36,643,300
Aggregate dividends actually paid on such category (type) of shares:
RUR 36,505,781.11

Dividends accrued on such category (type) of shares but not yet due:

61. Restrictions of circulation of securities.
See Sections 56 and 57.

62. Other material information on the issuer's securities:
none.

Annex
Accounting Reports for 6 month of 2003.

Accounting Policies of the Company

1. Basis of Presentation.

The accounting report is formed in accordance to the contemporary accounting regulations of Russian Federation i.e. the Federal Law № 129- FZ from November 21, 1996 "On Accounting" and the Regulations on the Accounting and Reports in the Russian Federation approved by the Ministry of Finance of the Russian Federation. All assets and liabilities, except fixed assets are evaluated in accordance to its actual purchase cost.

2. Inventarisation procedure.

From January 1,2000 in accordance to the Moimistry of Finance Order №94n from 10.31.2000 the Company started to present its financial activity in the new accounts chart fornate.

One of the moist important aims of 2001 inventarisation was to prepare analitical accounting data for the new accounts formate.

3. Assets and Liabilities in foreign exchange.

All foreign exchange operations are reported at the official exchange rate effective on the date of transaction. All monetary assets and liabilities denominated in foreign currency are translated into RUR at the official exchange rate as of December 31, 2001 equal to RUR 30.14 per USD or RUR 26.62 per EURO. Exchange gain and losses which arose during the year from operations with assets and liabilities and from translation assets and liabilities at exchange rates effective at the reporting date were credited or charged to the profit and loss account.

4. Short Term Assets and Liabilities and Long Term Assets and Liabilities.

Assets (Liabilities) are placed in the reporting as short termed if they mature within 12 month after the reporting dare. All other assets (liabilities) are recognized as long termed.

5. Intangible Assets

The Company's intangible assets include the rights to use computer software, innovations, telephony data bases etc. . The Company depreciates such assets either on a straight-line basis over the useful life as stated out in relevant documents.

6. Fixed Assets

Each item of fixed assets is reported at its actual cost of acquisition or construction. The historic cost of fixed assets acquired in exchange for any other non-monetary assets is deemed to be equal to the value of the exchanged assets as

reflected in the balance sheet. Fixed assets are reported at historic (replacement) cost minus the depreciation accrued over the total period of operation.

No depreciation was accrued on fixed assets acquired by the Company free of charge and land plots recorded in the balance sheet.
Any gain or loss resulting from disposal of fixed assets is included in the operating income or loss.
Interest on loans used to acquire (construct) fixed assets accrued before such fixed assets have been put into operation are included in the historical cost of such assets.
Revenue and Expences to acquire (sell) Company's are presented in the Profit and Loss Statement.

7. Investments in Shares

Investments in shares are recorded at actual purchase costs. In the reporting year Company did not invest in shares listed on the stock Exchange. The list of Company's affiliates is produced in Section 3, Article 2.

8. Debt Securities

All debt securities are recorded at purchase costs. The difference between the purchase cost and the nominal value of each security is credited or charged to the profit and loss account in equal portions over the circulation period of such security.

9. Production Inventories

The Company evaluates its production inventories at total actual purchase costs. Materials the market value of which at the end of the year was lower than the actual purchase costs because of drop in prices in the reporting year are recorded at market costs. Costs of inventories are evaluated on the date when such inventories are issued for production or written off for any other reason at actual purchase costs.
Cost of low-value and non-durable items (tools, implements and fixtures) is 100% depreciated on the date such items'sre issued
for production.
From January 1, 2002 the Company reports its Inventories according to the new Regiment "On Accounting of Inventories" approved by the Ministry of Finance Order №44n on 07/09/2001.

10. Deferred Expenses

Expenses incurred by the Company in the reporting year related to subsequent reporting periods (rentals paid in advance and insurance payments) are recorded as deferred expenses. Such expenses are written off in equal portions, as a rule, during one year.

11. Buyer and customer receivables

Buyer and customer receivables are determined on the basis of prices specified in the agreements between the Company and the buyers (customers).

The Company creates loan loss provisions related to core activities on a

quarterly basis and includes them in financial results. Loan loss provisions are created in respect of receivables when in the opinion of the Company administration the collection of these receivables is doubtful. Such receivables include legal entities' unsecured debt, which is overdue for more than 6 months. The provision is created in respect of each doubtful debt.

Bad receivables are written off from the balance sheet as they are recognised as such or upon expiry of the limitation period with the subsequent recording on off-balance sheet accounts during 5 years.

Unclaimed receivables are included in financial results but are not accounted for in taxable base calculations.

12. Recognition of Income

Proceeds from seals of products are recognised on an accrual basis (dispatch of products or provision of services to the buyers) upon presentation of payment documents. These amounts are disclosed net of value-added tax and sales tax.

13. Added Capital

The added capital formation resource comprises fixed assets revaluations; cost of assets received on a gratis basis, share premium and the amount of financial resource, which secures capital investments' completion.

Prior to 1 January 2000, added capital had included cost of assets received by the Company on a gratis basis. Since 1 January 2000, in connection with changes in the acting accounting rules valuables received on a gratis basis are recognised as the Company's income.

14. Creation of Provisions

The Company does not create provisions for maintenance of fixed assets. Relevant costs are included in cost of products (work, services) of the current reporting period.

15. Revision of the Accounting Policy

In 2002 the Company has revised its accounting policy in accordance with the newly adopted on January 1,2002 Regulations on Accounting (the "ROA"). effective as of January 1, 2000;

16. Comparative Information

2001 Beginning of the Year Balance reports on the changes in the fixed assets of the Company resulted from the revaluation of the mentioned assets on January 1, 2001.

to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

BALANCE SHEET
For the 1st quarter 2002

			CODES
		Form No. 1 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

Approved on: April 30, 2002
Mailed (accepted) on: April 30, 2002

1 Form code

2 National Classification Code of Enterprises and Organizations

	Line Code	At the beginning of the Year	At the end of the Year
	2	3	4
1. NON-Current assets			
Intangible assets (04, 05), including:	110	94 013	84 777
patents, licenses, trademarks (service marks), other rights	111	94 013	84 777
organizational expenses	112	-	-
Goodwill	113	-	-
Fixed assets (01, 02, 03), including:	120	17 687 061	17 352 734
land plots and natural objects	121	-	-
property, plant and equipment (tools)	122	9 865 511	9 592 423
other fixed assets	123	7 821 550	7 760 311
Construction in progress (07, 08, 16, 61)	130	1 460 884	1 958 136
Profitable investments in material values (03) including:	135	-	-
assets to be leased out	136	-	-
assets for hire	137	-	-
Long-term investments (06, 82), including:	140	913 103	914 165
investments in subsidiaries	141	722 416	724 051
investments in dependent companies	142	28 737	28 307
investments in other organizations	143	117 296	117 295
loans to entities for periods exceeding 12 months	144	44 654	44 512
other long-term investments	145	-	-
Other non-current assets	150	-	-
Delayed taxes	160	-	69 611
Subtotal for Section 1	**190**	**20 155 061**	**20 379 423**
2. Current assets			
Inventory, including:	210	670 447	663 846
raw materials, materials and similar values (10, 12, 13, 16) including:	211	341 143	372 709
Animals	212	-	-
expenditures on production in progress (working expenses) (20, 21, 23, 29, 30, 36, 44)	213	6 924	5 432
finished products and goods for re-sale (16, 40, 41)	214	2 657	18 409
goods shipped (45)	215	9	-
deferred expenses (31)	216	319 714	267 296
other inventory and expenditures	217	-	-
VAT on acquired valuables (19)	220	374 595	346 004
Accounts receivable (maturing more than 12 months following the reporting date), including:	230	151 620	17 718
buyers and customers (62, 76, 82)	231	-	-
notes receivable (62)	232	-	-

related parties (78)	233	-	-
advances granted (61)	234	-	-
other debtors	235	151 620	17 718
Accounts receivable (maturing within 12 months following the report-ing date), including:	240	1 059 377	1 814 091
buyers and customers (62, 76, 82)	241	651 113	870 166
notes receivable (62)	242	-	-
related parties (78)	243	139 504	287 708
contributions to the Charter Capital of members (founders) re-ceivable (75)	244	-	-
advances granted (61)	245	178 334	204 408
other debtors	246	90 426	451 809
Short-term investments (56, 58, 82), including:	250	417 507	1 026 970
loans granted to entities for periods less than 12 months	251	304 815	586 003
own shares purchased from shareholders	252	-	-
other short-term investments	253	112 692	440 967
Cash , including:	260	749 605	589 797
cash in hand (50)	261	173	306
settlement account (51)	262	701 375	581 627
hard-currency account (52)	263	4 039	7 101
other cash (55, 56, 57)	264	44 018	763
Other current assets	270	-	-
Subtotal for Section 2	290	3 423 151	4 458 426
Balance (sum of lines 190 + 290)	300	23 578 212	24 837 849
3. CAPITAL AND RESERVES		178 334	168 890
Charter capital (85)	410	3 831 802	3 831 802
Additional capital (87)	420	11 935 938	11 935 934
Reserve capital, including (86)	430	-	56 321
Reserves, formed in accordance to legiskation	431	-	-
Reserves, formed in accordance to charter documentation	432	-	-
Social fund (88)	440	-	-
Targeted funding and receipts (96)	450	-	-
Retained income of previous years (88)	460	1 126 418	-
Uncovered loss of previous years (88)	465	(1 029 072)	(125 901)
Retained income of the accounting year (88)	470	-	869 778
Uncovered loss of the accounting year (88)	475	-	-
Subtotal for Section 3	**490**	**15 865 086**	**16 567 934**
4. LONG-TERM LIABILITIES			
Long term fiscal liabilities	509		17 050
Borrowed monies (92, 95), including:	510	2 350 857	3 631 775
bank loans maturing more than 12 months following the report-ing date	511	1 350 857	1 631 775
other loans maturing more than 12 months following the re-porting date	512	1 000 000	2 000 000
Other long-term liabilities	520	341 552	328 762
Subtotal for Section 5	**590**	**2 692 409**	**3 977 587**

5. SHORT-TERM LIABILITIES			
Borrowed monies (90, 94), including:	610	2 637 156	1 033 558
bank loans maturing within 12 months following the reporting date	611	1 887 929	293 525
other loans maturing within 12 months following the reporting date	612	749 227	740 033
Accounts payable, including:	620	1 261 592	1 733 962
Suppliers and contractors (60, 76)	621	443 506	513 838
notes payable (60)	622	-	-
debts to subsidiaries and dependent companies (78)	623	85 010	104 552
debts to the personnel of the entity (70)	624	78 042	111 181
debts to governmental off-budget funds (69)	625	44 957	64 164
debts to the budget (68)	626	102 099	244 362
Advances received (64)	627	468 538	632 917
other creditors	628	39 440	62 948
Revenues payable to participants (founders) (75)	630	464	122 055
Deferred revenue (83)	640	1 121 505	1 402 753
Provisions for deferred expenses (89)	650	-	-
Other short-term liabilities	660	-	-
Subtotal for Section 5	690	5 020 717	4 292 328
BALANCE (sum of lines 490+590+690)	700	23 578 212	24 837 849

Annex
to Order of the Ministry of Finance of the Russian Federation
No. 4n, dated January 13, 2000

PROFIT AND LOSS STATEMENT
For 1st quarter 2003

			CODES
		Form No. 2 OKUD[1]	0710001
		Date (year, month, date)	
Organization:	Open Joint Stock Company "Moscow City Telephone Network"	OKPO[2]	04856548
Taxpayer's Identification No.		INN	7710016640
Business		OKDP	6420000
Legal form/property form		OKOPF/OKFS	47/30
Unit:	RUR'000	OKEI	384/385

Address: Building 3, 12 Petrovsky blvr.,
GSP 9, K52 101199 Moscow

1 Form code

2 National Classification Code of Enterprises and Organizations

Indicator	Line Code	For the accounting period	For previous accounting period
	1	2	3
I. Proceeds and expenses relating to regular business			
Net proceeds from sales of goods, products, works, services (minus VAT, excises and similar mandatory payments)	010	5 919 085	4 871 085
including those from sales of:	011	5 417 100	4 196 477
communications services	012	2 929	1 383
Trading	013	11 003	6 644
social sphere services	014	1 203	1 759
Intermediary services	015	486 850	664 822
other services	010	5 919 085	4 871 085
Cost of goods, products, services sold:	020	(3 695 774)	(2 903 893)
including those from sales of:	021	3 432 260	2 625 836
communications services	022	2 793	1 277
Trading	023	28 743	24 877
social sphere services	024	505	2 394
Intermediary services	025	231 473	249 509
from other activities	029	2 223 311	1 967 192
Gross revenues	020	(3 695 774)	(2 903 893)
Commercial expenses	030	(11 654)	(18 692)
Administrative expenses	040	(660 403)	(611 049)
Income/(loss) from sales (lines (010-020-030-040))	050	1 551 254	1 337 451
II. Operating revenues and expenses			
Interest receivable	060	30 057	7 810
Interest payable	070	(298 032)	(435 308)
Revenues from participation in other organizations	080	6 837	8 326
Other operating revenues	090	278 329	384 020
Other operating expenses	100	(523 771)	(553 936)
III. Non-sales revenues and expenses			
Non-sales revenues	120	169 646	45 671
Non-sales expenses	130	(156 844)	(157 781)
Income (loss) before taxes (lines (050+060-070+080+090-100+120-130)	140	1 057 476	636 253
Income tax and other similar mandatory payments	150	(182 773)	(1 192)
Income (loss) from regular business	160	874 703	635 061
IV. Extraordinary revenues and expenses			
Extraordinary revenues	170	23 300	62
Extraordinary expenses	180	(28 225)	(1 494)
Net income (retained income (loss) of the accounting period) (lines (160+170-180))	190	869 778	633 629
FOR REFERENCE			
Dividend payable on each share:	201	-	-
preferred	202	-	-

ordinary			
Dividend payable on each share proposed for the next accounting year:			
preferred	203	-	-
ordinary	204	-	-

BREAKDOWN OF NON-OPERATING GAINS AND LOSSES

Description	Line code	Current year		Prior year	
		gains	losses	gains	losses
1	2	3	4	5	6
Fines and penalties recognized by court or debtor	210	854	(53)	565	(241)
Prior years' adjustments	220	1 276	(438)	375	(3 693)
Reimbursement of losses caused by default on or by improper fulfillment of obligations	230	2 594	(22)	4 844	(3 397)
Foreign currency exchange gains and losses	240	108 083	(74 461)	10 252	(123 771)
Inventory obsolescence	250	-	-	-	-
Bad debts' write-off	260	1 817	(446)	539	(689)
Other	270	55 022	(81 424)	29 096	25 990

Other material information on the ussuer's 1st quarter 2003 accounting data

None